Critical path to success

PPD®

2006 | Annual Report





Our mission is to assist our clients and partners in maximizing returns on their R&D investments.

Our vision is to be the global leader in our industry based on consistent quality and execution, customer-aligned service and constant innovation.



TABLE OF CONTENTS

PPD®

2006 | Annual Report



With a global reach spanning six continents to meet the regional and multinational needs of clients, PPD has offices in 28 countries and more than 9,100 professionals.

CORPORATE HEADQUARTERS

Wilmington, North Carolina

AFRICA

Johannesburg, South Africa

THE AMERICAS

Buenos Aires, Argentina
São Paulo, Brazil
Menlo Park, California
San Diego, California
Mississauga, Canada
Santiago, Chile
Highland Heights, Kentucky
Columbia, Maryland
Rockville, Maryland
Cambridge, Massachusetts
Mexico City, Mexico
New Hope, Minnesota
Hamilton, New Jersey
New York, New York
Durham, North Carolina
Morrisville, North Carolina
Blue Bell, Pennsylvania
Austin, Texas
Richmond, Virginia
Seattle, Washington
Middleton, Wisconsin

ASIA/AUSTRALIA

Melbourne, Australia
Beijing, China
Hong Kong, China
Mumbai, India
Seoul, Korea
Singapore
Taipei City, Taiwan
Bangkok, Thailand

CENTRAL and EASTERN EUROPE

Prague, Czech Republic
Budapest, Hungary
Warsaw, Poland

MIDDLE EAST

Tel Aviv, Israel

WESTERN EUROPE

Brussels, Belgium
Cambridge, England
Winchester, England
Ivry-sur-Seine, France
Karlsruhe, Germany
Munich, Germany
Nuremberg, Germany
Athens, Greece
Milan, Italy
Ede, Netherlands
Bellshill, Scotland
Madrid, Spain
Stockholm, Sweden



o PPD Offices
· Regional Employees

We broaden our reach beyond the countries in which we have offices with regional employees based in a number of other countries, including:

Denmark
Finland
Ireland
Kenya
New Zealand
Norway
Philippines
Portugal
Slovak Republic
Turkey

In millions in U.S. dollars, except per share data, for years ended December 31, 2002, 2003, 2004, 2005 and 2006



608.7
727.0
841.3
1,037.1
1,247.7
2002
2003
2004
2005
2006

NET REVENUE



71.4
91.1
98.9
131.2
169.3
2002
2003
2004
2005
2006

NET INCOME[(1)]



0.64
0.81
0.87
1.13
1.43
2002
2003
2004
2005
2006

EARNINGS PER DILUTED SHARE[(2)]



445.9
519.4
643.8
750.7
952.9
2002
2003
2004
2005
2006

SHAREHOLDERS' EQUITY



187.7
156.6
257.1
327.6
412.7
2002
2003
2004
2005
2006

WORKING CAPITAL



974.4
1,120.2
1,292.8
1,799.2
2,238.3
2002
2003
2004
2005
2006

BACKLOG

(1) For the year ended December 31, 2002, excludes stock option expense and impairments of equity investments of $9.9 and $33.8, respectively. For the year ended December 31, 2003, excludes stock option expense, the costs to acquire the dapoxetine patents from Eli Lilly and Company, gain on sales of assets, restructuring charges related to the discovery sciences segment and impairments of equity investments, net, of $7.5, $65.0, $5.7, $1.9 and $10.1, respectively. For the year ended December 31, 2004, excludes stock option expense, restructuring charges, impairments of equity investments and tax benefit associated with release of capital loss carryforwards of $11.3, $2.6, $2.0 and $3.7, respectively. For the year ended December 31, 2005, excludes stock option expense, the gain on exchange of assets, impairments of equity investments and tax benefit associated with release of capital loss carryforwards of $17.9, $5.1, $5.9 and $0.8, respectively. For the year ended December 31, 2006, excludes stock option expense of $18.9. Net income for 2002 through 2006 reported in accordance with GAAP, which includes these items and the related tax benefits and expense, was $33.7, $41.4, $91.7, $119.9 and $156.7, respectively.

(2) Earnings per diluted share for 2002 through 2006 reported in accordance with GAAP, which includes the items referred to in footnote (1) and the related tax benefits and expense, were $0.30, $0.37, $0.81, $1.03 and $1.32, respectively.

Note: For a tabular reconciliation of the non-GAAP financial measures shown under "Net Income" and "Earnings per Diluted Share" above, please see the "GAAP/Non-GAAP Reconciliation" under "Investor Presentations" in the corporate section of our Web site at www.ppdi.com.



Fred N. Eshelman, Pharm.D.
Chief Executive Officer



Ernest Mario, Ph.D.
Chairman of the Board

To our shareholders:

The drug development services market remained strong in 2006, and demand for our services was no exception. During this period of industry growth, we continued to invest significantly in growing and developing our work force, building additional infrastructure and enhancing our service delivery processes. We set the bar high in 2006, and we acknowledge the tremendous performance by our 9,100-plus employees. The financial highlights for the year include:

- Backlog at December 31, 2006, of $2.238 billion, up 24 percent over 2005;
- Net revenue grew 20 percent to $1.248 billion;
- Earnings per share increased 28 percent to $1.32;
- Cash, cash equivalents and short-term investments increased 36 percent;
- Two-for-one stock split effective February 2006; and
- Dividend increased 20 percent to $0.03 per share, payable quarterly.

Strategic and operational highlights

PPD has two reporting segments, development services and discovery sciences/compound partnering.

Development services

Our Phase II-IV clinical services continued to grow rapidly in North America and even faster on a percentage basis in the rest of the world, particularly Europe and Latin America. In 2006 we expanded six offices in North America, three in Latin America, six in Europe, four in Asia and one in Africa, plus opened an office in Greece in January 2007. We plan additional geographic expansion in 2007.

We invested in new instrumentation and space in our laboratories (bioanalytical, cGMP and global central labs) to support growth initiatives and maintain a leadership position in the use of innovative analytical technologies. The labs also adopted new software and bar coding to increase efficiency and throughput.

Our growth is driven by big pharma, biotechnology and government-sponsored research and development. We saw growth in each of these client segments in 2006 and expect the momentum to continue in 2007.

Discovery sciences/compound partnering

The preclinical oncology unit had another good year, with growth exceeding forecast. We continue to believe the biomarker discovery sciences group will gain traction as this research becomes more integral to the development of new compounds.

PPD's compound partnering pipeline moved forward in 2006.

SinuNase™, an Accentia Biopharmaceuticals, Inc., product for the treatment of chronic sinusitis, was granted U.S. Food and Drug Administration Fast Track status and entered Phase III testing. We will receive a 7 percent royalty stream if this is approved and marketed.

Dapoxetine, the Johnson & Johnson compound for treating premature ejaculation, underwent further testing. J&J has stated its intent to file a new drug application in Europe and perhaps elsewhere in 2007. PPD stands to receive additional milestones and eventual royalties if the drug is approved and marketed.

The Takeda Pharmaceutical Company Limited DPP4 program in type 2 diabetes is in Phase III testing and advanced on schedule in 2006. If the progress continues, PPD could receive substantial milestone payments in 2008 and subsequent royalties if and when the compound is approved in various territories.

Our compound partnering initiatives offer potentially rewarding economics for PPD and our shareholders based on the deal terms alone, but they have also yielded tangible and direct financial benefits to the core business. PPD has recognized $94 million in stand-alone CRO business revenues related to these programs, with $114 million in our backlog at the end of 2006.

We continue to evaluate other compounds and technologies.

Going forward

While the obvious measures of our business success are financial in nature, we must never forget what is behind the numbers. PPD has a committed group of employees worldwide who are bright, enthusiastic and hard-working. We are indebted to them for our success thus far, and they are the key to our future. As management, directors and shareholders, we again say, very sincerely, thank you!







Ana Elisa Miller (center) with principal project managers (left to right) Karina Duiner, Cristiane Leal, Mafalda Bortolini and Flaviana Mantovani.



World-class teams

With calm competence and a strong work ethic, Ana Elisa Miller mentors project team managers who are helping fuel our growth in Latin America.

Ana Elisa Miller, associate director, project management
São Paulo, Brazil

Critical path to success = innovation + speed + execution

Given the industry challenges and high cost of development, new strategies and technologies hold the key to moving drugs toward approval more quickly and cost-effectively. The importance of having a robust, high-value drug pipeline increases as patents expire; low drug approval success rates emphasize the importance of picking and developing the right compound; and concerns about safety are paramount. The cost of developing novel therapeutics continues to soar, with estimates for bringing new medicines to market ranging from $500 million to $2 billion (*The Economist*, 25 January 2007).

Execution and innovation are at the core of our approach for increasing efficiencies and streamlining the development process. With integrated services, global infrastructure and extensive expertise, our dedicated professionals help clients accelerate delivery of therapeutics to patients. We are committed to maximizing value for our clients through the development and delivery of new solutions and tools that speed the process for delivering safer, effective medicines. To illustrate:

With integrated services, global infrastructure and extensive expertise, our dedicated professionals help clients accelerate delivery of therapeutics to patients.

- At a time when the FDA is targeting biomarkers and other initiatives to improve drug efficacy and safety evaluations, we offer a comprehensive program of biomarker services spanning from discovery through development.
- We effectively apply our in-depth experience in a variety of statistical methodologies to adapt and streamline clinical trial designs to potentially reduce the size, length and cost of studies.
- PPD GlobalView EventNet™, our proprietary event management and adjudication technology, expedites independent board review of safety data from large-scale clinical trials and registries.



Global leadership

Dr. Agostino Fede brings an international perspective, unsurpassed product knowledge and commitment to process enhancement in leading our global central labs.

Agostino Fede, senior vice president, global central lab services
Brussels, Belgium, and Highland Heights, Kentucky





A3
A4
A5
A6
B3
B4
B5
B6
C3
C4
C5
C6
D5
D6

We also offer an innovative compound partnering strategy featuring a seamless connection between our development resources and the discovery efforts of our partners. By leveraging our core competencies, scale and extensive experience in drug development, our compound partnering approach enables us to rapidly and flexibly adapt drug development resources and speed the decision-making cycle in key programs by using scenario-based contingency planning techniques, parallel processing and focused project management efforts.

These risk-sharing partnerships allow the innovator to preserve more value and offer the potential to transform the economics of drug development. Through mutually beneficial collaborations that provide strategic advantages for us as well as our partners, we successfully spread the risk and share the potential rewards associated with drug development.

Our financial strength provides us flexibility in our approach to structuring compound partnering agreements. Using the earnings from our core development business to drive mid- to long-term shareholder value, we create value for our clients while optimizing our potential for long-term revenue.

With our commitment to execution and innovation as the driver, we believe the strength of our development capabilities and maturing of our portfolio of compounds continue to add flexibility to our business model while helping our clients and partners maximize the return on their R&D investments.

Through mutually beneficial collaborations that provide strategic advantages for us as well as our partners, we successfully spread the risk and share the potential rewards associated with drug development.



Lelia Davenport (center) with Annie Bing, market research analyst, and Sailash Patel, director of strategic development.

Unique partnering strategy

Lelia Davenport and our compound partnering team drove our DPP4 program with Takeda from lead optimization to initiation of Phase III in record time.

Lelia Davenport, director, program management
Morrisville, North Carolina





Global experience, therapeutic expertise

In 2006, we managed 865 studies for Phase II-IV, including 582 clinical protocols involving nearly 297,000 patients across more than 32,000 sites. (Our work with the government sector is tracked separately.)

Ranked by revenue, antivirals/anti-infectives was our leading therapeutic area. Oncology, endocrine/metabolic, circulatory/cardiovascular and central nervous system were our other top therapeutic areas by revenue, closely aligning with industry's top research and development priorities (*R&D Directions*, October 2006).

We continued to demonstrate our strength in conducting global trials and expediting patient recruitment. For example, for a Phase III critical care study involving 2,000 subjects from 230 sites in 22 countries, we enrolled the first patient within six weeks of final protocol, an excellent start-up pace for critical care, and continued to exceed client targets for enrollment throughout the year.

With the biopharmaceutical industry increasingly relying on global outsourcing to speed development and reduce costs, we specialize in efficiently managing complex multinational trials under multiple regulatory requirements.

In another example, we screened the first patient for an atrial fibrillation study with 800 sites and 15,000 subjects across 40 countries within a day of investigational product being ready for shipment to the sites.

Demand for our services in the government sector remained strong in 2006. We provided international and domestic clinical research programs for the National Institutes of Health, Department of Defense and Centers for Disease Control and Prevention. Indications included HIV,



Assessing conformance

Dedicated to excellence in laboratory science, Tiri Towindo travels the continent of Africa and beyond, performing audits and training clinical lab staff.

Tiri Towindo, senior lab auditor
Johannesburg, South Africa





vaccines, biodefense and infectious diseases such as influenza, malaria, cytomegalovirus, group A streptococcus and smallpox.

The National Institute of Allergy and Infectious Diseases (NIAID) Division of AIDS extended our contract for clinical site monitoring through 2009. With more than 10 years' experience in providing services for this NIH agency, we monitored in excess of 120 protocols for it at 566 sites in 37 countries in 2006 alone.

We continued to provide clinical research support services for sites across 38 countries for the Division of AIDS. Our work included research program management; clinical and lab site support; clinical trial support; and GCP, GCLP and regulatory compliance.

Our work with NIAID's Division of Microbiology and Infectious Diseases (DMID) continued, and we provided a range of services including:

- Administered 472 protocols in our clinical trial management system, representing 1,220 domestic and international sites;
- Monitored 125 protocols across 114 domestic and international sites;
- Developed 177 clinical monitoring plans; and
- Extracted and verified clinical information from 385 DMID-sponsored protocols; prepared and transferred 165 of these protocols to the National Library of Medicine for posting on ClinicalTrials.gov, the NIH Web site providing information about clinical trials.

THE BREADTH OF OUR GLOBAL STUDIES IN 2006 INCLUDED:

THERAPEUTIC ARENA	INDICATIONS
Antiviral/anti-infective	Viral hepatitis, dermatophytosis, HIV, influenza, chlamydiae, osteomyelitis and periostitis
Circulatory/cardiovascular	Cardiac dysrhythmias, acute myocardial infarction, ischemic heart disease, venous embolism, thrombosis and hypertension
Central nervous system	Epilepsy, Alzheimer's disease, multiple sclerosis, and hereditary and degenerative diseases
Digestive	Irritable colon, colitis, and regional and noninfectious enteritis
Endocrine/metabolic	Diabetes mellitus, hyposmolarity, hyponatremia, and disorders of fluid, electrolyte and acid-base balance
Immunology	Rheumatoid arthritis and other inflammatory polyarthropathies
Oncology	Virtually all major tumor types including breast, bone, connective tissue, skin, prostate, leukemia, ovary and uterus, paraganglia, stomach, mouth, lymphoid and histiocytic tissue
Urology	Nephritis, nephrotic syndrome and nephrosis



Preclinical oncology expertise

Commitment to improving cancer therapy defines Beth Hollister, who oversees the delivery of best-in-class preclinical lab services.

Beth Hollister, vice president,
Piedmont Research Center
Morrisville, North Carolina





Integrated services to expedite development

- With demand for biomarker services growing, our preclinical lab expanded its expertise in translational biology. We increased the number of our oncology models by more than 10 percent, furthering our ability to assist clients in developing anti-cancer therapies quickly and cost-effectively.
- We continued to leverage our proprietary, integrated platform to identify candidate biological markers in the preclinical and clinical arenas for Merck & Co., Inc., which extended its preferred provider agreement with our biomarker discovery sciences group for two years.
- We completed the first phase of our collaboration with FALCO biosystems to discover and develop diagnostics for renal cell carcinoma using our proprietary technologies in proteomics, peptidomics and metabolomics.
- In validating 34 new methods, we increased the number of proprietary assays offered by our bioanalytical lab by 15 percent.

To help clients accelerate the delivery of safe and effective therapeutics to patients, we apply depth of experience and global resources to increase efficiencies and streamline the development process from preclinical through post-approval.

- The upsurge in outsourcing and our investment in new capabilities, including time-of-flight LC/MS/MS and cell-based assays, fueled the expansion of our cGMP biopharmaceutical testing services, where revenues grew for the fourth consecutive year.
- Demand continued to escalate for our pulmonary and nasal product testing services, prompting us to expand these services to clients globally.
- Under stringent cGMP compliance, we qualified the installation, operation and performance of several complex instruments and facility suites for cell-based assays and sterility testing.



Douglas Staddon (center) with statisticians Suzanne Cornish (left) and Jean Wilsher (right).

Streamlining trial design

Team-leader and team-player Douglas Staddon and his group excel at the delivery of high quality statistical and programming services.

***Douglas Staddon**, senior statistics programmer*
Cambridge, England





- We broadened the therapeutic focus and capabilities of our global central labs to support antiviral/ anti-infective therapies, including the implementation of polymerase chain reaction technology for HIV and hepatitis testing.
- Relocating our dental research clinic to a new 8,000-square-foot facility contiguous to our Phase I clinic enabled us to leverage the Phase I on-site CLIA and CAP accredited clinical lab, physician support, 24/7 ACLS paramedic support, telemetry capabilities and on-site pharmacy. The new facility features two state-of-the-art surgical suites and 18 patient recovery beds for conducting trials to evaluate new drugs for dental pain relief.
- For frequent safety review in both fixed and adaptive designs, we coupled PPD Patient Profiles, a data graphical review technology, with remote data capture and our real-time analysis tool. This expedites the availability of graphical displays and data summaries/analyses via secure online access for blinded review.
- We strengthened our risk management strategy for Phase II-IV trials by training project managers on risk escalation triggers and implementing process changes. Projects at risk of missing schedules and targets are now identified earlier and elevated for senior management review and action.
- In Europe, demand for our strategic and clinical trial regulatory services grew, with increasing numbers of requests for drug development program support and full-service regulatory consulting. Our European clinical trial application submissions also continued to rise, up markedly compared to 2005.

In response to growing interest in adaptive designs as an approach to improve the efficiency of drug development, we offered our clients experience in a variety of statistical methodologies and clinical trial designs.

- Our post-approval services group strengthened its position in the industry, penetrating new markets and gaining new clients. With our scientific expertise and experience, we believe we are ideally positioned to assist our clients in implementing programs that are compliant with guidance issued by the Office of Inspector General (OIG) of the U.S. Department of Health and Human Services.
- The fastest growing segment among our post-approval services was late-stage research, where the market has quadrupled since 2000 and is forecast to surpass $5 billion in 2007 (*Bio-IT World/eCliniqua*, 4 December 2006).
- With demand growing for large-scale global post-approval trials, we significantly expanded our European operational management and infrastructure for conducting late-stage research, safety surveillance programs and registries.
- To strengthen our offerings in safety support, we added extensive epidemiology expertise.
- A new European Union requirement that product approvals include risk management plans and potential passage of a similar initiative in the United States are expected to fuel further demand for late-stage research including long-term safety monitoring. We expanded our risk management capabilities to meet client needs.
- Our medical device and diagnostic services division continued to strengthen its market position, gaining clients, establishing significant relationships and building name recognition.

Regulatory scrutiny continues to drive outsourcing in post-approval safety, opening up a number of new markets for us including medical device, over-the-counter dietary supplements, biologics and generics.

People: our core strength

- We expanded our recruiting efforts to more than 30 countries, netting in excess of 2,700 new hires and growing our headcount by nearly 15 percent. Increased use of competencies in our behavioral interview program enabled us to improve efficiencies in finding the right kinds of people for our teams.
- Our revamped training program for managers better prepares them for assessing employee performance against goals and competencies to more accurately match rewards with results. We launched a career development program in which employees drive their individual career progress while their managers facilitate as coaches and mentors.
- To build skills and strengthen the talent pool needed for the evolution of our company, select representatives from across business units completed our third global leadership development program.
- Building proficiencies continued to be a focus. By leveraging the advanced functionality of our learning management system, we increased the number of training opportunities for employees and offered programs that enabled staff in different locations to participate simultaneously from their individual locations.

In today's competitive environment, we embrace our people as our core asset and strategic edge. We continue to recognize that recruiting, retaining and developing talented individuals will fuel our ability to retain our leadership position in the industry.

- We established core competency centers and utilized train-the-trainer and online learning modules in Europe to accelerate the adoption of client-specific systems and work procedures across multiple project teams for select alliances.
- To offer qualified staff the opportunity to obtain a graduate degree in chemistry while continuing their employment in our bioanalytical lab, we initiated an online master's program in collaboration with the University of North Carolina, Wilmington.



Building proficiencies

Karen Young draws from her own experience in monitoring clinical studies when conducting our Clinical Foundation training in Asia for new employees.

Karen Young, clinical training manager
Singapore





Harnessing technology

- To expedite the path from discovery to implementation of biomarker assays, we launched a new proteomic service, multiple reaction monitoring, using mass spectroscopy for simultaneous clinical validation of multiple biomarkers.
- New ultra performance liquid chromatography (UPLC) provides efficient, rapid high-resolution methods in our bioanalytical lab. UPLC improves both the speed and sensitivity of analytical assays compared to conventional approaches.
- Turbulent flow chromatography now enables our bioanalytical lab to simultaneously run two identically configured HPLC systems on the same mass spectrometer system to analyze twice as many samples in the same amount of time.
- We expanded our immunochemistry expertise and services to offer the only technology available for real-time monitoring of macromolecular interactions, including drug-drug interactions and drug and host protein interactions from patient samples.

Leveraging advanced technologies enables us to expand our capacity, enhance precision, expedite data review and improve our assessment of drug safety and effectiveness.

- Investing in 19 high-throughput chemistry and hematology analyzers that increased capacity to 30,000 results per hour, we enhanced our global central lab's state-of-the-art technologies for safety testing.
- Architectural and design enhancements for our core electronic data capture (EDC) software targeted increased reusability, start-up efficiencies, data quality and easy data review. We also launched patient adherence tracking and compliance notification applications to strengthen PPD GlobalView, our proprietary, highly customizable Internet-based EDC technology for conducting global registries and clinical trials.



Discovering new biomarkers

Dr. Howard Schulman combines thoughtful, professorial wisdom with groundbreaking science to further understanding of the role of biomarkers.

Howard Schulman, vice president, biomarker discovery sciences Menlo Park, California





- We launched PPD GlobalView EventNet™, a customizable event management and adjudication system for expeditious review of safety and endpoint-driven data from large-scale clinical trials and registries. Built on our proprietary EDC technology, the adjudication system provides access to near real-time data and source documents, can be customized to work with clients' data management systems and can accommodate multiple event adjudication boards within the same study.
- Our Web-based clinical trial management system providing real-time access to study information for team members globally is being piloted for our large-scale Phase IV studies. At year-end, we were using the system for more than 700 Phase II-III studies; and we plan to introduce enhanced reporting functionality and integration with our EDC tools in 2007.
- We released PPD Patient Profiles 3.0, our graphical display technology for drug safety and efficacy evaluation. Enhancements include improved usability, tools for following regulatory guidances and ability to reuse work done for one study with other differently structured studies.
- PPD DirectConnect™ Web portals, which provide clients secure, timely access to key study data, now support more than 390 client studies across approximately 110 biopharmaceutical, clinical lab and government clients.
- We released E2B software for electronic reporting of adverse drug reactions to regulators in the United States and Europe. The software enhances speed and efficiencies for biopharmaceutical companies and their affiliates and partners in complying with international reporting requirements.

With demand for our EDC services growing, we established a dedicated technology support center to provide global site setup and help desk services 24/7 in multiple languages.



Consistent quality

With a keen focus on compliance and process improvement, Alvaro Prestes leads our efforts to advance quality assurance in Latin America.

Alvaro Prestes, associate director, quality assurance
São Paulo, Brazil





Global growth

Demand for our services exceeded expectations in Latin America, where we celebrated 10 years of operation. In addition to office expansions in all locations, we enlarged our clinical supplies pharmacy in Brazil to meet increasing client demand. Headcount increased by 60 percent, including the addition of management and quality assurance auditors.

Operations in Asia continued to grow revenue and increase margins. We expanded most of our offices in the region, doubled headcount and grew our management team. Singapore now serves as the first base outside the United States for our Clinical Foundation Program, a comprehensive curriculum in clinical trial monitoring.

A 15 percent expansion of our preclinical lab, under way at year-end, will enlarge our cell and tissue culture lab to accommodate additional assessment capabilities needed to meet the growing demand for our biomarker services.

Execution and performance enabled us to grow organically to meet the global clinical research needs of our clients. We expanded 20 offices on five continents and opened offices in Athens, Greece, and Seattle, Washington, in early 2007.

We expanded our bioanalytical lab in Wisconsin by 20 percent and began a 10 percent enlargement of our Richmond facility. These additions should enable us to expand our instrumentation lab to improve efficiencies and increase LC/MS capacity by 10 percent, accommodate expected growth in immunochemistry services and enhance the size of training and support areas.

Construction continued on our new 12-story, 400,000-square-foot worldwide headquarters in Wilmington, North Carolina, and employees began moving into the new building in first quarter 2007.



Commitment to excellence

Uncompromising standards and an approachable personality make Preeti Pillai well suited to manage the continuing development of our clinical operations team in India.

Preeti Pillai, associate clinical operations manager
Mumbai, India









Expansion in Asia

Edmund Leong's energetic style matches the fast-paced growth of our operations in Asia.

Edmund Leong, director, strategic development
Singapore

Financial section

Selected Financial Data

numbers in tables in thousands, except per share data

The following table represents selected historical consolidated financial data. The statement of operations data for the years ended December 31, 2004, 2005 and 2006 and balance sheet data at December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this report. The statement of operations data for the years ended December 31, 2002 and 2003, and the balance sheet data at December 31, 2002, 2003 and 2004 are derived from audited consolidated financial statements not included in this report. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to the financial statements included elsewhere in this report.

Consolidated Statement of Operations Data

	Year Ended December 31,				
	2002 (1)(2)	2003 (1)(2)	2004 (1)	2005 (1)(2)	**2006**
Net revenue	$ 608,657	$ 726,983	$ 841,256	$ 1,037,090	**$ 1,247,682**
Operating expenses (3)	510,078	659,501	701,878	865,538	**1,027,705**
Gain on sale/exchange of assets (4)	–	(5,738)	–	(5,144)	**–**
Restructuring charges (5)	–	1,917	2,619	–	**–**
Total operating expenses	510,078	655,680	704,497	860,394	**1,027,705**
Income from operations	98,579	71,303	136,759	176,696	**219,977**
Impairment of equity investments (6)	(33,787)	(10,078)	(2,000)	(5,928)	**–**
Other income, net	3,989	2,482	3,830	9,035	**15,528**
Income before provision for income taxes	68,781	63,707	138,589	179,803	**235,505**
Provision for income taxes	34,995	22,297	46,905	59,906	**78,853**
Income before equity in net loss of investee	33,786	41,410	91,684	119,897	**156,652**
Equity in net loss of investee, net of income taxes	105	–	–	–	**–**
Net income	$ 33,681	$ 41,410	$ 91,684	$ 119,897	**$ 156,652**
Net income per common share:					
Basic	$ 0.31	$ 0.37	$ 0.81	$ 1.05	**$ 1.34**
Diluted	$ 0.30	$ 0.37	$ 0.81	$ 1.03	**$ 1.32**
Dividends declared per common share	$ –	$ –	$ –	$ 0.525	**$ 0.105**
Weighted average number of common shares outstanding:					
Basic	109,420	111,548	112,696	114,664	**116,780**
Dilutive effect of stock options	1,266	1,024	1,112	1,770	**1,755**
Diluted	110,686	112,572	113,808	116,434	**118,535**

Consolidated Balance Sheet Data

	As of December 31,				
	2002	2003	2004	2005	**2006**
Cash, cash equivalents and short-term investments	$ 181,224	$ 110,102	$ 249,368	$ 319,820	**$ 435,671**
Working capital (7)	187,696	156,602	257,103	327,638	**412,711**
Total assets	697,667	786,055	983,681	1,159,600	**1,481,565**
Long-term debt and capital lease obligations, including current portion (8)	8,406	7,662	6,970	24,302	**75,159**
Shareholders' equity	445,884	519,390	643,788	750,676	**952,900**
Dividends paid (9)	–	–	–	60,684	**12,297**

(1) Effective January 1, 2006, we adopted SFAS No. 123 (revised) using the modified retrospective application method. In accordance with the modified retrospective application method, we have adjusted our financial statements for all periods prior to January 1, 2006 to give effect to the fair-value based method of accounting for all awards granted in fiscal years beginning after December 15, 1994.

(2) For 2002, 2003 and 2005, results of operations for acquisitions that occurred during the year are included in our consolidated results of operations as of and since the effective date of the acquisitions. For further details, see Note 2 in Notes to Consolidated Financial Statements.

(3) For 2003, operating expenses include a $65.0 million cash payment to Eli Lilly & Company to acquire Lilly's patents to dapoxetine.

(4) For 2003, gain on sale of assets related to the restructuring of our Discovery Sciences segment. For 2005, gain on exchange of assets related to the acquisition of substantially all the assets of SurroMed, Inc.'s biomarker business. For further details regarding the 2005 transaction, see "Restructuring Charges" in Note 1 in Notes to Consolidated Financial Statements.

(5) For 2003 and 2004, restructuring charges related to the restructuring of our Discovery Sciences segment. For further details, see "Restructuring Charges" in Note 1 in Notes to Consolidated Financial Statements.

(6) For 2002, 2003, 2004 and 2005, impairment of equity investments includes charges to earnings for other-than-temporary declines in the fair market value of our investments. For further details, see Note 6 in Notes to Consolidated Financial Statements.

(7) Working capital equals current assets minus current liabilities.

(8) For 2005 and 2006, long-term debt includes $17.1 million and $74.8 million, respectively, which we borrowed to finance the construction of our new headquarters building and related parking facility in Wilmington, North Carolina.

(9) The Board of Directors declared a special one-time cash dividend in the amount of $0.50, as adjusted to give effect to our February 2006 two-for-one stock split, on each outstanding share of common stock in the fourth quarter of 2005. The Board of Directors also adopted an annual dividend policy in the fourth quarter of 2005 and paid the first quarterly cash dividend in that quarter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, our consolidated financial statements and accompanying notes. In this discussion, the words "PPD", "we", "our" and "us" refer to Pharmaceutical Product Development, Inc., together with its subsidiaries where appropriate.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of the federal securities laws. These statements relate to future events or our future financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, expectations, predictions, assumptions and other statements that are not statements of historical facts. In some cases, you can identify forward-looking statements by terminology such as "might", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "intend", "potential" or "continue", or the negative of these terms, or other comparable terminology. These statements are only predictions. These statements rely on a number of assumptions and estimates that could be inaccurate and that are subject to risks and uncertainties. Actual events or results might differ materially due to a number of factors, including those listed in "Potential Volatility of Quarterly Operating Results and Stock Price" and in "Risk Factors" included in our annual report on Form 10-K for the year ended December 31, 2006. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

EXECUTIVE OVERVIEW

Our revenues are dependent on a relatively small number of industries and clients. As a result, we closely monitor the market for our services. For a discussion of the trends affecting our market, see "Business — Trends Affecting the Drug Discovery and Development Industry" included in our annual report on Form 10-K for the year ended December 31, 2006. Although we cannot predict the demand for CRO services for 2007, we continue to believe that the traditional market drivers for our industry are intact. In the first half of 2006, the market opportunity was robust and we experienced a new high for our global Phase II through IV business from a proposal volume standpoint. During the second half of 2006, proposal volume declined from the record levels in the first half of the year, but our proposal volume remained strong and ahead of 2005 levels. For 2007, we plan to focus our efforts on managing our recent growth and delivering timely, high quality services to our clients, which is fundamental to our business and future growth. We also intend to improve our business development efforts by focusing on the core markets for our services.

We believe there are specific opportunities for continued growth in certain areas of our business. Our Global Phase II through IV units had strong operating and financial performance in 2006, and we expect to see continued revenue growth in these units in 2007. Our global central laboratory also achieved strong revenue growth in 2006. We are expanding our service offerings, especially in the area of infectious disease, and investing in new equipment for this business unit.

We review various metrics to evaluate our financial performance, including period-to-period changes in backlog, new authorizations, cancellation rates, revenue, margins and earnings. In 2006, we had new authorizations of $1.971 billion, an increase of 11.6% over 2005. The cancellation rate for 2006 was 19.4%, which is higher than the 16.8% cancellation rate for 2005, but lower than our projected cancellation rate for 2006. The cancellation rate for 2006 was also below our average cancellation rate over the past five years. Backlog grew to $2.238 billion as of December 31, 2006, up 24.4% over December 31, 2005. The average length of our contracts increased to 32.8 months as of December 31, 2006 from 32.1 months as of December 31, 2005.

Backlog by client type as of December 31, 2006 was 54.5% pharmaceutical, 32.3% biotech and 13.2% government/other as compared to 49.5% pharmaceutical, 33.3% biotech and 17.2% government/other as of December 31, 2005. The change in the composition of our backlog from 2005 to 2006 is primarily the result of an increase in authorizations from pharmaceutical companies in 2006. Net revenue by client type for the year ended December 31, 2006 was 58.5% pharmaceutical, 29.5% biotech and 12.0% government/other compared to 62.2% pharmaceutical, 27.6% biotech and 10.2% government/other as of December 31, 2005.

For 2006, net revenue contribution by service area was 78.0% for Phase II-IV services, 15.3% for laboratory services, 3.8% for Phase I clinic and 2.9% for discovery sciences compared to net revenue contribution for the year ended December 31, 2005 of 76.7% for Phase II-IV services, 15.0% for laboratory services, 4.2% for discovery sciences and 4.1% for Phase I clinic. Top therapeutic areas by net revenue for the year ended December 31, 2006 were anti-infective/anti-viral, oncology, endocrine/metabolic, circulatory/cardiovascular and central nervous system. For a detailed discussion of our revenue, margins, earnings and other financial results for the year ended December 31, 2006, see "Results of Operations — Year Ended December 31, 2005 versus Year Ended December 31, 2006" below.

Capital expenditures for the year ended December 31, 2006 totaled $148.0 million. These capital expenditures were primarily for construction costs for our new corporate headquarters building and related parking facility in Wilmington, North Carolina, computer software and hardware, scientific equipment for our laboratory units, and various building improvements throughout the company. We made these investments to support our growing businesses and to improve the efficiencies of our operations. For 2007, we expect to spend between $105 million and $110 million for capital expenditures, of which approximately $30 million will be related to the ongoing construction of our new headquarters building. The majority of the remaining forecasted capital expenditures will be related to up-fit costs for facilities, information technology related expenditures and additional laboratory equipment.

As of December 31, 2006, we had $435.7 million of cash, cash equivalents and short-term investments and $75.2 million of debt primarily related to amounts borrowed to finance the construction of our new headquarters building. In 2006, we generated $187.4 million in cash from operations, which was impacted by an increase in accounts receivable and unbilled services of $99.1 million. The number of days' revenue outstanding in accounts receivable and unbilled services, net of unearned income, also known as DSO, was 44.0 and 34.1 days as of December 31, 2006 and 2005, respectively. While DSO increased in part due to the increase in accounts receivable, more than 90% of our accounts receivable balance as of December 31, 2006 was less than 60 days old. DSO also rose in 2006 due to longer payment terms with some clients and a decrease in unearned income as a percentage of accounts receivable and unbilled services at December 31, 2006 compared to December 31, 2005. We expect DSO and unbilled services will continue to fluctuate in the future depending on contract terms, the mix of contracts performed within a quarter, the levels of investigator advances and unearned income, and our success in collecting receivables.

Because of our cash position and free cash flow, in late 2005 our Board of Directors declared a special one-time cash dividend and adopted a policy to pay annual cash dividends. In October 2006, our Board of Directors amended the annual cash dividend policy to increase the annual dividend rate by 20 percent, from $0.10 to $0.12 per share. The new dividend rate became effective in the fourth quarter of 2006. The cash dividend policy and the payment of future cash dividends are not guaranteed and are subject to the discretion of and continuing determination by our Board of Directors that the policy remains in the best interests of our shareholders and in compliance with applicable laws and agreements.

With regards to our Discovery Sciences segment, our preclinical oncology facility had a solid performance in 2006, and is now offering models to support diabetes drug development. Our Discovery Sciences segment also includes our compound partnering arrangements. The DPP4 development program with Takeda Pharmaceuticals continues to progress. With regard to our collaboration on dapoxetine with ALZA Corporation, ALZA has indicated that it may file for approval in Europe as early as late 2007. In February 2007, we exercised an option to license a statin compound from Ranbaxy Laboratories Ltd. which we intend to develop as a treatment for dyslipidemia. We are solely responsible, and will bear all costs and expenses, for the development, manufacture, marketing and commercialization of the compound and licensed products. These drug development collaborations allow us to leverage our resources and global drug development expertise to create new opportunities for growth and to share the risks and potential rewards of drug development with our clients. For a background discussion of our compound partnering arrangements, see "Business — Our Services — Our Discovery Sciences Group — Compound Collaboration Programs" included in our annual report on Form 10-K for the year ended December 31, 2006. We are committed to our compound partnering strategy and believe it is an innovative way to use our cash resources and drug development expertise to drive mid- to long-term shareholder value. In 2007, we plan to continue advancing our existing collaborations and evaluate new potential opportunities in this area.

ACQUISITIONS

In February 2005, we completed our acquisition of substantially all of the assets of SurroMed, Inc.'s biomarker business. The biomarker business is part of the Discovery Sciences segment. In exchange for the assets, we surrendered to SurroMed for cancellation all shares of preferred stock of SurroMed we held. As additional consideration for the acquisition, we assumed approximately $3.4 million of SurroMed liabilities under capital leases and additional operating liabilities, and guaranteed repayment of up to $1.5 million under a SurroMed bank loan. Our guarantee of this loan expired on December 31, 2006. We recognized a pre-tax gain on the exchange of assets with Surromed in the amount of $5.1 million. For further details regarding this acquisition, see Note 2 in the Notes to Consolidated Financial Statements.

NEW BUSINESS AUTHORIZATIONS AND BACKLOG

New business authorizations, which are sales of our services, are added to backlog when we enter into a contract or letter of intent or receive a verbal commitment. Authorizations can vary significantly from quarter to quarter and contracts generally have terms ranging from several months to several years. We recognize revenue on these authorizations as services are performed. Our new authorizations for the years ended December 31, 2004, 2005 and 2006 were $1.212 billion, $1.766 billion and $1.971 billion, respectively.

Our backlog consists of new business authorizations for which the work has not started but is anticipated to begin in the future and contracts in process that have not been completed. As of December 31, 2006, the remaining duration of the contracts in our backlog ranged from one month to 142 months, with an average duration of 32.8 months. Amounts included in backlog represent future revenue and exclude revenue that we have previously recognized. Once work begins on a project included in backlog, we recognize net revenue over the life of the contract as services are performed. Our backlog as of December 31, 2004, 2005 and 2006 was $1.293 billion, $1.799 billion and $2.238 billion, respectively. For various reasons discussed in "Business — Backlog" included in our annual report on Form 10-K for the year ended December 31, 2006, our backlog might never be recognized as revenue and is not necessarily a meaningful predictor of future performance.

RESULTS OF OPERATIONS

Revenue Recognition

We record revenue from contracts, other than time-and-material contracts, on a proportional performance basis in our Development and Discovery Sciences segments. To measure performance on a given date, we compare effort expended through that date to estimated total effort to complete the contract. We believe this is the best indicator of the performance of the contractual obligations because the costs relate primarily to the amount of labor incurred to perform the service. Changes to the estimated total contract direct costs result in a cumulative adjustment to the amount of revenue recognized. For time-and-material contracts in both our Development and Discovery Sciences segments, we recognize revenue as hours are worked, multiplied by the applicable hourly rate. For our Phase I, laboratory and biomarker businesses, we recognize revenue from unitized contracts as subjects or samples are tested, multiplied by the applicable unit price. We offer volume discounts to our large customers based on annual volume thresholds. Revenue is reported net of volume discounts provided to clients.

In connection with the management of clinical trials, we pay, on behalf of our clients, fees to investigators and test subjects as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers and our clients reimburse us for these costs. As required by Emerging Issues Task Force 01-14, amounts paid by us as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements we receive as a principal are reported as reimbursed out-of-pocket revenue. In our statements of operations, we combine amounts paid by us as an agent for out-of-pocket costs with the corresponding reimbursements, or revenue, we receive as an agent. During the years ended December 31, 2004, 2005 and 2006, fees paid to investigators and other fees we paid as an agent and the associated reimbursements were approximately $226.9 million, $279.8 million and $292.6 million, respectively.

Most of our contracts can be terminated by our clients either immediately or after a specified period following notice. These contracts typically require payment to us of expenses to wind down a study, fees earned to date and, in some cases, a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early. Therefore, revenue recognized prior to cancellation does not generally require a significant adjustment upon cancellation. If we determine that a loss will result from the performance of a fixed-price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

The Discovery Sciences segment also generates revenue from time to time in the form of milestone payments in connection with licensing of compounds. We only recognize milestone payments as revenue if the specified milestone is achieved and accepted by the client, and continued performance of future research and development services related to that milestone is not required.

Recording of Expenses

We generally record our operating expenses among the following categories:

- direct costs;
- research and development;
- selling, general and administrative;
- depreciation; and
- amortization.

Direct costs consist of amounts necessary to carry out the revenue and earnings process, and include direct labor and related benefit charges, other costs directly related to contracts, an allocation of facility and information technology costs, and reimbursable out-of-pocket expenses. Direct costs, as a percentage of net revenue, tend to and are expected to fluctuate from one period to another as a result of changes in labor utilization and the mix of service offerings involved in the hundreds of studies being conducted during any period of time.

Research and development, or R&D, expenses consist primarily of patent expenses, labor and related benefit charges associated with personnel performing internal research and development work, supplies associated with this work, consulting services and an allocation of facility and information technology costs.

Selling, general and administrative, or SG&A, expenses consist primarily of administrative payroll and related benefit charges, sales, advertising and promotional expenses, recruiting and relocation expenses, training costs, administrative travel, an allocation of facility and information technology costs, and costs related to operational employees performing administrative tasks.

Depreciation expenses consist of depreciation costs recorded on a straight-line method, based on estimated useful lives of 40 to 50 years for buildings, five years for laboratory equipment, two to five years for software, computers and related equipment, and five to ten years for furniture and equipment, except for aircrafts, which we depreciate over 30 years. We depreciate leasehold improvements over the shorter of the life of the relevant lease or the useful life of the improvement. We depreciate property under capital leases over the life of the lease or the service life, whichever is shorter.

Amortization expenses consist of amortization costs recorded on intangible assets on a straight-line method over the life of the intangible assets.

Year Ended December 31, 2005 Versus Year Ended December 31, 2006

numbers in tables in thousands, except per share data

The following table sets forth amounts from our consolidated financial statements along with the dollar and percentage change for the full year of 2005 compared to the full year of 2006.

	Year Ended December 31,			
	2005	**2006**	$ Inc (Dec)	% Inc (Dec)
Net revenue:				
Development	$ 921,802	**$ 1,113,106**	$ 191,304	20.8%
Discovery Sciences	40,214	**33,193**	(7,021)	(17.5)
Reimbursed out-of-pockets	75,074	**101,383**	26,309	35.0
Total net revenue	1,037,090	**1,247,682**	210,592	20.3
Direct costs:				
Development	467,001	**559,819**	92,818	19.9
Discovery Sciences	8,428	**9,324**	896	10.6
Reimbursable out-of-pocket expenses	75,074	**101,383**	26,309	35.0
Total direct costs	550,503	**670,526**	120,023	21.8
Research and development expenses	23,370	**5,406**	(17,964)	(76.9)
Selling, general and administrative expenses	251,095	**302,536**	51,441	20.5
Depreciation	39,127	**47,175**	8,048	20.6
Amortization	1,123	**563**	(560)	(49.9)
Loss on impairment and disposal of assets	320	**1,499**	1,179	368.4
Gain on exchange of assets	(5,144)	**–**	5,144	(100.0)
Income from operations	176,696	**219,977**	43,281	24.5
Impairment of equity investments	(5,928)	**-**	5,928	(100.0)
Interest and other income, net	9,035	**15,528**	6,493	71.9
Income before provision for income taxes	179,803	**235,505**	55,702	31.0
Provision for income taxes	59,906	**78,853**	18,947	31.6
Net income	$ 119,897	**$ 156,652**	$ 36,755	30.7
Net income per diluted share	$ 1.03	**$ 1.32**	$ 0.29	28.2

Total net revenue increased $210.6 million to $1.248 billion in 2006. The increase in total net revenue resulted primarily from an increase in our Development segment revenue. The Development segment generated net revenue of $1.113 billion, which accounted for 89.2% of total net revenue for 2006. The 20.8% increase in Development net revenue was primarily attributable to an increase in the level of global CRO Phase II through IV services we provided in 2006 as compared to 2005.

The Discovery Sciences segment generated net revenue of $33.2 million in 2006, a decrease of $7.0 million from 2005. The higher 2005 Discovery Sciences net revenue was mainly attributable to the $10.0 million milestone payment from ALZA Corporation we received in 2005 for the filing of the dapoxetine NDA. This was partially offset by increased revenue generated by our preclinical oncology division in 2006 as compared to 2005. We received a $15.0 million milestone from Takeda in connection with the DPP4 collaboration in both 2005 and 2006. We do not expect to receive any milestone payments related to either of these collaborations in 2007.

Total direct costs increased $120.0 million to $670.5 million in 2006 primarily as the result of an increase in the Development segment direct costs. Development direct costs increased $92.8 million to $559.8 million in 2006. The primary reason for this was an increase in personnel costs of $80.8 million due to over 1,000 additional employees in our global Phase II through IV division. The remaining increase in the development direct costs is primarily due to increased facility costs of $11.2 million related to the increase in personnel.

R&D expenses decreased $18.0 million to $5.4 million in 2006. R&D expenses decreased primarily as a result of decreased spending in connection with the DPP4 program, which was transferred to Takeda. Under the DPP4 agreement with Takeda that we entered into in July 2005, Takeda assumed the obligation to fund all future development and commercialization costs of the DPP4 inhibitor program. In February 2007, we exercised an option to license a statin compound from Ranbaxy Laboratories Ltd. which we intend to develop as a treatment for dyslipidemia. We are solely responsible, and will bear all costs and expenses, for the development, manufacture, marketing and commercialization of the compound and licensed products. We plan to continue evaluating other compound partnering opportunities to drive mid- and long-term shareholder value. As a result of this new collaboration and any other compound partnering transaction that we might enter into in 2007, our R&D expense could increase.

SG&A expenses increased $51.4 million to $302.5 million in 2006. As a percentage of total net revenue, SG&A expenses were 24.2% in both 2005 and 2006. The increase in SG&A expenses includes additional personnel costs of $40.7 million. The increase in personnel costs related mainly to an increased level of new hires of both operations infrastructure and administrative personnel to support expanding operations and revenue growth. The increase in SG&A costs also includes an additional $3.2 million related to additional provisions for bad debt expense. In addition, SG&A costs include an increase of $2.0 million in accounting and legal fees.

Depreciation expense increased $8.0 million to $47.2 million in 2006. The increase was related to property and equipment we acquired to accommodate our growth, a significant portion of which related to information technology system investments we made in 2005. Capital expenditures were $148.0 million in 2006. Capital expenditures included $73.5 million for our new corporate headquarters building and related parking facility in Wilmington, North Carolina, $23.4 million for computer software and hardware, $16.1 million related to leasehold improvements at various sites, $8.9 million for additional scientific equipment for our Phase I and laboratory units and $8.7 million for our new building in Scotland. We expect depreciation to increase in 2007 as a result of substantial investments over the past couple years in information technology systems to support our global Phase II-IV business and the additional depreciation related to our new corporate headquarters building.

Income from operations increased $43.3 million to $220.0 million in 2006. As a percentage of net revenue, income from operations increased from 17.0% in 2005 to 17.6% in 2006. Income from operations in 2006 included a significant decrease in R&D expenses as discussed above and a $1.5 million loss on disposal of assets, mostly composed of $0.8 million related to disposal of assets in our biomarker business, $0.2 million related to the disposal of an intangible asset and a $0.4 million impairment related to the value of our building in Leicester, United Kingdom, which was the site of our former U.K. Phase I operations. Income from operations in 2006 was negatively impacted by approximately $3.3 million due to foreign currency fluctuation, primarily the weakening of the U.S. dollar relative to the pound sterling, euro and Brazilian real. Although these currency movements increased net revenue in the aggregate, the negative impact on income from operations is attributable to dollar-denominated contracts for services rendered in countries other than the United States. In these cases, revenue is not impacted by the weakening of the U.S. dollar, but the costs associated with performing these contracts and maintaining the foreign infrastructure, which are paid in local currency, increase when translated to U.S. dollars, resulting in lower operating profits. During 2006, we recorded a foreign currency hedging loss of $0.3 million, resulting in a net impact to income from operations of $3.6 million attributable to foreign currency transactions. Income from operations in 2005 included a $5.1 million gain on exchange of assets associated with the acquisition of SurroMed's biomarker business. Income from operations in 2005 also included a $10.0 million milestone payment related to the filing of the dapoxetine NDA.

During 2005, we recorded charges to earnings for other-than-temporary declines in the fair market value of our cost basis investments of $5.6 million, which included $1.6 million related to the outstanding balance of a revolving line of credit that was guaranteed by us, and our marketable equity securities of $0.3 million. The write-downs were due to a business failure, current fair market values, historical and projected performance and liquidity needs of the investees.

Interest and other income, net increased $6.5 million to $15.5 million in 2006. This was due primarily to increased interest income due to higher interest rates and a 28.2% increase in our average cash, cash equivalents and short-term investment balance.

Our provision for income taxes increased $18.9 million to $78.9 million in 2006. Our effective income tax rate for 2005 was 33.3% compared to 33.5% for 2006. The effective tax rate for 2006 was positively impacted by 1.8% by the recognition of benefit for state economic development tax credits as well as a decrease in liabilities for tax contingencies and a decrease in the valuation allowance due to the closing of certain state tax statutes and audits. The effective tax rate for 2005 was positively impacted by a $6.9 million reduction in our valuation allowance provided for the deferred tax asset relating to capital loss carryforwards. The reduction was a result of the utilization of capital loss carryforwards that previously had a valuation allowance recorded against them as well as the recognition of capital gains for the dapoxetine NDA milestone payment from ALZA Corporation received in the first quarter of 2005 and the $15.0 million up-front payment received from Takeda during the third quarter of 2005 with respect to the DPP4 program. This reduction in the valuation allowance decreased the effective tax rate in 2005 by 3.5%. The remaining difference in our effective tax rates for 2006 compared to 2005 is due to the tax on the repatriation of foreign earnings in 2005 and the change in the geographic distribution of our pretax earnings among locations with varying tax rates.

Net income of $156.7 million in 2006 represents an increase of 30.7% from $119.9 million in 2005. Net income per diluted share of $1.32 in 2006 represents a 28.2% increase from $1.03 net income per diluted share in 2005. Net income per diluted share for 2005 included $0.03 per share, net of tax, for the gain on exchange of assets associated with the acquisition of SurroMed's biomarker business which was offset by $0.03 per share, net of tax, for impairment of equity investments.

Year Ended December 31, 2004 Versus Year Ended December 31, 2005

numbers in tables in thousands, except per share data

The following table sets forth amounts from our consolidated financial statements along with the dollar and percentage change for the full year of 2004 compared to the full year of 2005.

	Year Ended December 31,			
	2004	2005	$ Inc (Dec)	% Inc (Dec)
Net revenue:				
Development	$ 759,629	$ 921,802	$ 162,173	21.3%
Discovery Sciences	14,311	40,214	25,903	181.0
Reimbursed out-of-pockets	67,316	75,074	7,758	11.5
Total net revenue	841,256	1,037,090	195,834	23.3
Direct costs:				
Development	379,211	467,001	87,790	23.2
Discovery Sciences	6,226	8,428	2,202	35.4
Reimbursable out-of-pocket expenses	67,316	75,074	7,758	11.5
Total direct costs	452,753	550,503	97,750	21.6
Research and development expenses	15,852	23,370	7,518	47.4
Selling, general and administrative expenses	203,218	251,095	47,877	23.6
Depreciation	28,609	39,127	10,518	36.8
Amortization	1,245	1,123	(122)	(9.8)
Loss on disposal of assets	201	320	119	59.2
Gain on exchange of assets	-	(5,144)	(5,144)	
Restructuring charges	2,619	-	(2,619)	(100.0)
Income from operations	136,759	176,696	39,937	29.2
Impairment of equity investments	(2,000)	(5,928)	(3,928)	196.4
Interest and other income, net	3,830	9,035	5,205	135.9
Income before provision for income taxes	138,589	179,803	41,214	29.7
Provision for income taxes	46,905	59,906	13,001	27.7
Net income	$ 91,684	$ 119,897	$ 28,213	30.8
Net income per diluted share	$ 0.81	$ 1.03	$ 0.22	27.2

Total net revenue increased $195.8 million to $1.037 billion in 2005. The increase in total net revenue resulted primarily from an increase in our Development segment revenue. The Development segment generated net revenue of $921.8 million, which accounted for 88.9% of total net revenue for 2005. The 21.3% increase in Development net revenue was primarily attributable to an increase in the level of global CRO Phase II through IV services we provided in 2005 as compared to 2004.

The Discovery Sciences segment generated net revenue of $40.2 million in 2005, an increase of $25.9 million from 2004. The increase in the Discovery Sciences net revenue was mainly attributable to the $15.0 million up-front payment we received from Takeda in connection with the DPP4 agreement we entered into in July 2005 and the $10.0 million milestone payment we received from ALZA for the filing of the dapoxetine NDA. The remaining increase was primarily due to revenue generated by our biomarker business that we acquired from SurroMed. In 2004, we received a $5.0 million payment from ALZA in connection with an amendment to the dapoxetine out-license agreement.

Total direct costs increased $97.8 million to $550.5 million in 2005 primarily as the result of an increase in the Development segment direct costs. Development direct costs increased $87.8 million to $467.0 million in 2005. The primary reason for this increase was an increase in personnel costs of $67.6 million due to hiring additional employees in our global CRO Phase II through IV division and increased costs in our foreign operations due to the weakening of the U.S. dollar. The remaining $20.2 million of this increase in Development direct costs primarily consisted of increased facility costs and higher subcontractor costs to support the growth in the global CRO Phase II through IV division.

Discovery Sciences direct costs increased $2.2 million to $8.4 million in 2005. The higher costs in 2005 related primarily to additional direct costs associated with the biomarker business acquired from SurroMed in February 2005.

R&D expenses increased $7.5 million to $23.4 million in 2005. R&D expenses increased primarily as a result of increased spending in the first half of the year in connection with the DPP4 program with Takeda, including a $2.5 million milestone payment made by us as a result of the commencement of the Phase II studies in April 2005. Based on the new DPP4 agreement with Takeda entered into in July 2005, Takeda is responsible for future development and commercialization costs for the DPP4 program. Thus, we do not expect to incur any material future R&D expense for the DPP4 program.

SG&A expenses increased $47.9 million to $251.1 million in 2005. As a percentage of total net revenue, SG&A expenses were 24.2% in both 2004 and 2005. The increase in SG&A expenses includes additional personnel costs of $31.0 million. The increase in personnel costs related mainly to training costs for new personnel, higher levels of operations infrastructure to manage direct personnel and changes in utilization levels. The increase in SG&A costs also includes an increase of $5.1 million in travel costs due to training initiatives for new and existing operations personnel and higher administrative travel expense. In addition, SG&A costs include $4.7 million in recruiting costs to hire additional personnel and an increase of $2.8 million in facility costs related to the increase in personnel.

Depreciation expense increased $10.5 million to $39.1 million in 2005. The increase was related to the depreciation of the property and equipment we acquired to accommodate our growth. Capital expenditures were $109.9 million in 2005. Capital expenditures included $30.5 million for our new corporate aircraft, $18.0 million for our new corporate headquarters facility in Wilmington, North Carolina, $20.6 million for computer software and hardware and $14.7 million for additional scientific equipment for our Phase I and laboratory units.

In 2004, we recorded a $2.6 million restructuring charge associated with exiting our chemistry facility in Research Triangle Park, North Carolina. These charges include lease payments and termination costs, net of sublease rentals, of approximately $2.1 million and a loss on sale of assets used in our chemistry services of approximately $0.5 million. The lease termination liability will be paid over the remaining life of the lease, which expires in 2015.

Income from operations increased $39.9 million to $176.7 million in 2005. As a percentage of net revenue, income from operations increased from 16.3% in 2004 to 17.0% in 2005. Income from operations in 2005 included a $15.0 million up-front payment from Takeda in connection with the DPP4 agreement, a $10.0 million milestone payment related to the filing of the dapoxetine NDA and a $5.1 million gain on exchange of assets associated with the acquisition of SurroMed's biomarker business. Income from operations in 2005 was negatively impacted by the increase in R&D expenses discussed above and by approximately $3.3 million due to foreign currency fluctuation, primarily the weakening of the U.S. dollar relative to the euro and Brazilian real. Although these currency movements increased net revenue in the aggregate, the negative impact on income from operations is attributable to dollar-denominated contracts for services rendered in countries other than the United States. In these cases, revenue is not impacted by the weakening of the U.S. dollar, but the costs associated with performing these contracts and maintaining the foreign infrastructure, which are paid in local currency, increase when translated to U.S. dollars resulting in lower operating profits. During 2005, we recorded a foreign currency hedging loss of $1.7 million, resulting in a net impact to income from operations of $5.0 million attributable to foreign currency transactions. Income from operations in 2004 includes a $5.0 million dapoxetine milestone payment from ALZA and the $2.6 million restructuring charge discussed above.

During 2005, we recorded charges to earnings for other-than-temporary declines in the fair market value of our cost basis investments of $5.6 million, which included $1.6 million related to the outstanding balance of a revolving line of credit that was guaranteed by us, and our marketable equity securities of $0.3 million. The write-downs were due to a business failure, current fair market values, historical and projected performance and liquidity needs of the investees.

During 2004, we recorded a charge to earnings for an other-than-temporary decline in the fair market value of an investment of $2.0 million. We deemed our investment to be impaired as a result of the issuance of shares to new investors at a lower valuation than our original investment.

Our provision for income taxes increased $13.0 million to $59.9 million in 2005. Our effective income tax rate for 2004 was 33.8% compared to 33.3% for 2005. The effective tax rate for 2005 was positively impacted by a $6.9 million reduction in our valuation allowance provided for the deferred tax asset relating to capital loss carryforwards. The reduction was a result of the utilization of capital loss carryforwards that previously had a valuation allowance recorded against them as well as the recognition of capital gains for the dapoxetine NDA milestone payment from ALZA Corporation received in the first quarter of 2005 and the $15.0 million up-front payment received from Takeda during the third quarter of 2005 with respect to the DPP4 program. This reduction in the valuation allowance decreased the effective tax rate in 2005 by 3.5%. During 2004, our effective tax rate was positively impacted by the $3.7 million tax benefit which we recorded as a result of the utilization of capital loss carryforwards that previously had a valuation allowance recorded against them. The remaining difference in our effective rates for 2004 and 2005 is due to the change in the geographic distribution of our pretax earnings among locations with varying tax rates.

Net income of $119.9 million in 2005 represents an increase of $28.2 million from $91.7 million in 2004. Net income per diluted share of $1.03 in 2005 represents a 27.2% increase from net income per diluted share of $0.81 in 2004. Net income per diluted share for 2005 included $0.03 per share, net of tax, for the gain on exchange of assets associated with the acquisition of SurroMed's biomarker business which was offset by $0.03 per share, net of tax, for impairment of equity investments.

LIQUIDITY AND CAPITAL RESOURCES

numbers in tables in thousands

As of December 31, 2006, we had $179.8 million of cash and cash equivalents and $255.9 million of short-term investments. Our cash and cash equivalents are invested in financial instruments that are rated A or better by Standard & Poor's or Moody's and earn interest at market rates. Our expected primary cash needs on both a short- and long-term basis are for capital expenditures, including our new corporate headquarters facility, repayment of the construction debt, expansion of services, possible acquisitions, investments and compound partnering collaborations, geographic expansion, dividends, working capital and other general corporate purposes. We have historically funded our operations, dividends and growth, including acquisitions, primarily with cash flow from operations. In the first quarter of 2006, we entered into a construction loan to finance the construction of our new corporate headquarters building and related parking facility in Wilmington, North Carolina.

In 2006, our operating activities provided $187.4 million in cash as compared to $182.1 million for the same period last year. The increase in cash flow from operations is due to a combination of increases and decreases in various line items of our cash flow statement. The primary increases in cash flow were due to a $36.8 million increase in net income, an increase in cash provided by unearned income of $16.0 million and an increase in the cash provided by the provision for deferred taxes of $13.3 million. These increases were partially offset by the decrease in cash flow as a result of an increase in the cash used for increased receivables of $54.2 million and the decrease in cash provided by accrued income taxes of $23.9 million. Fluctuations in receivables and unearned income occur on a regular basis as we perform services, achieve milestones or other billing criteria, send invoices to clients and collect outstanding accounts receivable. Such activity varies by individual client and contract.

In 2006, we used $265.7 million in cash related to investing activities. We used cash to purchase available-for-sale investments of $680.3 million, make capital expenditures of $148.0 million and purchase other investments of $1.8 million. These amounts were partially offset by maturities and sales of available-for-sale investments of $562.1 million, proceeds from the sale of an investment of $1.5 million and proceeds from the sale of property and equipment of $0.9 million. Our capital expenditures in 2006 primarily consisted of $73.5 million for our new corporate headquarters building and related parking facility in Wilmington, North Carolina, $23.4 million for computer software and hardware, $16.1 million related to leasehold improvements at various sites, $8.9 million for additional scientific equipment for our Phase I and laboratory units and $8.7 million for our new building in Scotland. We expect our capital expenditures in 2007 will be approximately $105 million to $110 million, of which approximately $30 million will be related to the ongoing construction of our new headquarters building. The majority of the remaining forecasted capital expenditures are related to the up-fit costs for facilities of approximately $30 million, information technology expenditures and additional laboratory equipment.

In 2006, our financing activities provided $71.9 million in cash. We received $74.8 million in borrowings under our construction loan, $28.3 million in proceeds from stock option exercises and purchases under our employee stock purchase plan and $5.4 million in income tax benefits from the exercise of stock options and disqualifying dispositions of stock. These amounts were partially offset by repayment of borrowings under our revolving credit facility of $17.1 million, dividend payments of $12.3 million, repayments of $6.0 million on long-term debt and repayments of capital lease obligations of $1.3 million.

The following table sets forth amounts from our consolidated balance sheet affecting our working capital along with the dollar amount of the change from 2005 to 2006.

	Year Ended December 31,		
	2005	**2006**	$ Inc (Dec)
Current assets			
Cash and cash equivalents	$ 182,000	**$ 179,795**	$ (2,205)
Short-term investments	137,820	**255,876**	118,056
Accounts receivable and unbilled services, net	303,386	**408,917**	105,531
Income tax receivable	14	**510**	496
Investigator advances	13,578	**13,490**	(88)
Prepaid expenses and other current assets	34,651	**36,495**	1,844
Deferred tax assets	11,435	**13,119**	1,684
Total current assets	$ 682,884	**$ 908,202**	$ 225,318
Current liabilities			
Accounts payable	$ 10,363	**$ 15,235**	$ 4,872
Payables to investigators	43,126	**43,717**	591
Accrued income taxes	18,099	**16,560**	(1,539)
Other accrued expenses	119,304	**149,027**	29,723
Deferred tax liabilities	85	**86**	1
Unearned income	162,662	**195,707**	33,045
Current maturities of long-term debt and capital lease obligations	1,607	**75,159**	73,552
Total current liabilities	$ 355,246	**$ 495,491**	$ 140,245
Working capital	$ 327,638	**$ 412,711**	$ 85,073

Working capital as of December 31, 2006 was $412.7 million, compared to $327.6 million at December 31, 2005. The increase in working capital was due primarily to the increase in short-term investments and accounts receivable and unbilled services. These increases were partially offset by increases in accounts payable, other accrued expenses, unearned income and current maturities of long-term debt and capital lease obligations.

The number of days' revenue outstanding in accounts receivable and unbilled services, net of unearned income, also known as DSO, increased to 44.0 days for the year ended December 31, 2006 from 34.1 days for the year ended December 31, 2005. We calculate DSO by dividing accounts receivable and unbilled services less unearned income by average daily gross revenue for the applicable period. Accounts receivable, net of allowance for doubtful accounts, as of December 31, 2006 were $267.5 million. While DSO increased in part due to the increase in accounts receivable, more than 90% of our accounts receivable balance as of December 31, 2006 was less than 60 days old. Unearned income as of December 31, 2006 was $195.7 million, which represented 47.9% of our accounts receivable and unbilled services balance. This percentage has decreased from December 31, 2005 when our unearned income of $162.7 million represented 53.6% of our accounts receivable and unbilled services balance. This decrease in unearned income as a percentage of receivables and unbilled services caused DSO to increase. DSO also rose in 2006 due to longer payment terms with some clients. We expect DSO will continue to fluctuate in the future depending on contract terms, the mix of contracts performed within a quarter, the levels of investigator advances and unearned income, and our success in collecting receivables.

We maintain a defined benefit pension plan for certain employees and former employees in the United Kingdom. This pension plan was closed to new participants as of December 31, 2002. The projected benefit obligation for the benefit plan at December 31, 2005 and December 31, 2006, as determined in accordance with SFAS No. 87, "Employers Accounting for Pensions", was $41.8 million and $51.8 million, respectively, and the value of the plan assets was $29.3 million and $40.9 million, respectively. As a result, the plan was under-funded by $12.5 million in 2005 and by $10.8 million in 2006, respectively. The amount of contributions to the plan for the years ended December 31, 2005 and 2006 were $1.5 million and $3.2 million, respectively. It is likely that the amount of our contributions to the plan could increase in future years. We expect the pension cost to be recognized in our financial statements will decrease slightly from the $2.9 million in 2006 to approximately $2.1 million in 2007. The expense to be recognized in future periods could increase or decrease depending upon the change in the fair market value of the plan assets and changes in the projected benefit obligation.

A decrease in the market value of plan assets and/or declines in interest rates are likely to cause the amount of the under-funded status to increase. After completion of the actuarial valuations in 2007, we could be required to record an additional reduction to shareholders' equity. In connection with the plan, we recorded a reduction to shareholders' equity in 2005 of $1.6 million and an increase to shareholders' equity in 2006 of $2.8 million, offset by a decrease of $3.3 million due to the adoption of SFAS No. 158. Given the impact that the discount rate and stock market performance have on the projected benefit obligation and market value of plan assets, future changes in either one of these factors could significantly reduce or increase the amount of our pension plan under-funding.

In July 2006, we renewed our $50.0 million revolving credit facility with Bank of America, N. A. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios and restrictions on certain types of transactions. This revolving credit facility does not expressly restrict or limit the payment of dividends, and we do not expect any of the covenants to affect our ability to pay dividends under our cash dividend policy for the foreseeable future. We were in compliance with all loan covenants as of December 31, 2006. Outstanding borrowings under the facility bear interest at an annual fluctuating rate equal to the one-month London Interbank Offered Rate, or LIBOR, plus a margin of 0.6%. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. This credit facility is currently scheduled to expire in June 2007, at which time any outstanding balance will be due. As of December 31, 2006, no amounts were outstanding under this credit facility, although the aggregate amount we are able to borrow had been reduced by $1.3 million due to outstanding letters of credit issued under this facility. As of February 15, 2007, we had borrowed approximately $25.0 million under this facility.

In February 2006, we entered into an $80.0 million construction loan facility with Bank of America, N.A. This construction loan facility is in addition to the $50.0 million revolving credit facility discussed above. Indebtedness under the construction loan facility is unsecured and is subject to the same covenants as the revolving credit facility and additional covenants commonly used in construction loan agreements. In addition, we must maintain at least $50.0 million in cash, cash equivalents and short-term investments while the loan is outstanding. We were in compliance with all loan covenants as of December 31, 2006. Borrowings under this credit facility are available to finance the construction of our new corporate headquarters building and related parking facility in Wilmington, North Carolina and bear interest at an annual fluctuating rate equal to the one-month LIBOR plus a margin of 0.6%. Interest on amounts borrowed under this construction loan facility is payable quarterly. This credit facility has a term of two years and will mature in February 2008, at which time the entire principal balance and all accrued and unpaid interest will be due. As of December 31, 2006, we had borrowed approximately $74.8 million under this facility. We expect to pay off this construction loan in full within the next 12 months and thus have shown this as a current liability on our consolidated balance sheet as of December 31, 2006.

On October 3, 2005, our Board of Directors adopted a cash dividend policy. We paid the first quarterly cash dividend under our dividend policy in the fourth quarter of 2005, and in each of the first three quarters of 2006, we paid a similar dividend of $0.025 per share. In October 2006, our Board of Directors amended the annual cash dividend policy to increase the annual dividend rate by 20 percent, from $0.10 to $0.12 per share, payable quarterly at a rate of $0.03 per share. The new dividend rate was effective beginning in the fourth quarter of 2006. The cash dividend policy and the payment of future quarterly cash dividends under that policy are not guaranteed and are subject to the discretion of and continuing determination by our Board of Directors that the policy remains in the best interests of our shareholders and in compliance with applicable laws and agreements.

In September 2005, we became a limited partner in Bay City Capital Fund IV, L.P., a venture capital fund formed to invest in life sciences companies. We have committed to invest up to a maximum of $10.0 million in this fund. Aggregate capital calls through December 31, 2006 totaled $3.2 million. Because no capital call can exceed 20% of our aggregate capital commitment, we anticipate that our remaining capital commitment of $6.8 million will be invested through a series of future capital calls over the next several years. Our capital commitment will expire in June 2009.

In November 2003, we became a limited partner in A. M. Pappas Life Science Ventures III, L.P., a venture capital fund formed to invest in life sciences, healthcare and technology industries. We have committed to invest up to a maximum of $4.8 million in this fund. Aggregate capital calls through December 31, 2006 totaled $1.2 million. Because no capital call can exceed 10% of our aggregate capital commitment, we anticipate that our remaining capital commitment of $3.6 million will be invested through a series of future capital calls over the next several years. Our capital commitment will expire in May 2009.

As of December 31, 2006, we had liabilities of $9.1 million for certain unsettled matters in connection with tax positions taken on our tax returns, including interpretations of applicable income tax laws and regulations. We establish a reserve when, despite management's belief that our tax returns reflect the proper treatment of all matters, the treatment of certain tax matters is likely to be challenged. Significant judgment is required to evaluate and adjust the reserves in light of changing facts and circumstances. Further, a number of years may lapse before a particular matter for which we have established a reserve is audited and finally resolved. While it is difficult to predict the final outcome or the timing of resolution of any particular tax matter, management believes that the reserves of $9.1 million reflect the probable outcome of known tax contingencies. We believe it is unlikely that the resolution of these matters will have a material adverse effect on our financial position or results of operations.

We have been involved in compound development and commercialization collaborations since 1997. We developed a risk-sharing research and development model to help pharmaceutical and biotechnology clients develop compounds. Through collaborative arrangements based on this model, we assist our clients by sharing the risks and potential rewards associated with the development and commercialization of drugs at various stages of development. We currently have four such arrangements that involve the potential future receipt of one or more of the following: payments upon the achievement of specified development and regulatory milestones; royalty payments if the compound is approved for sale; sales-based milestone payments; and a share of net sales up to a specified dollar limit. The compounds that are the subject of these collaborations are still in development and have not been approved for sale in any country.

Our collaboration with ALZA Corporation, a subsidiary of Johnson & Johnson, for dapoxetine requires us to pay a royalty to Eli Lilly & Company of 5% on annual net sales of the compound in excess of $800 million. ALZA received a "not approvable" letter from the FDA in October 2005, but has continued its global development program and has indicated that it may file for approval in Europe as early as late 2007. As a result of the risks associated with drug development, including obtaining regulatory approval to sell in any country, the receipt of any further milestone payments, royalties or other payments is uncertain. During the first quarter of 2006, we earned a $15.0 million milestone payment under our DPP4 collaboration with Takeda.

Under most of our agreements for Development services, we typically agree to indemnify and defend the sponsor against third party claims based on our negligence or willful misconduct. Any successful claims could have a material adverse effect on our financial condition, results of operations and future prospects.

We expect to continue expanding our operations through internal growth, strategic acquisitions and investments. We expect to fund these activities and the payment of future cash dividends from existing cash, cash flows from operations and, if necessary or appropriate, borrowings under our existing or future credit facilities. We believe that these sources of liquidity will be sufficient to fund our operations and dividends for the foreseeable future. From time to time, we evaluate potential acquisitions, investments and other growth opportunities that might require additional external financing, and we might seek funds from public or private issuances of equity or debt securities. While we believe we have sufficient liquidity to fund our operations for the foreseeable future, our sources of liquidity and ability to pay dividends could be affected by our dependence on a small number of industries and clients; compliance with regulations; international risks; breach of contract, personal injury or other tort claims; environmental or intellectual property claims; or other factors described under "Risk Factors" included in our annual report on Form 10-K for the year ended December 31, 2006, "Contractual Obligations", "Critical Accounting Policies and Estimates", "Potential Liability and Insurance", "Potential Volatility of Quarterly Operating Results and Stock Price" and "Quantitative and Qualitative Disclosures about Market Risk".

CONTRACTUAL OBLIGATIONS

numbers in tables in thousands

As of December 31, 2006, future minimum payments for all contractual obligations for years subsequent to December 31, 2006 are as follows:

	2007	2008 - 2009	2010 - 2011	2012 and thereafter	Total
Long-term debt	$ 74,833	$ –	$ –	$ –	$ 74,833
Capital leases, including interest payments	335	–	–	–	335
Operating leases	44,213	74,807	56,028	81,119	256,167
Less: sublease income	(1,681)	(3,477)	(3,405)	(5,096)	(13,659)
Total	$ 117,700	$ 71,330	$ 52,623	$ 76,023	$ 317,676

As noted above, we became a limited partner in two venture capital funds. Under the terms of our agreement with the Bay City Capital Fund IV, L.P., we committed to invest up to an aggregate of approximately $10.0 million in the fund. Under the terms of our agreement with the A. M. Pappas Life Science Ventures III, L.P., we committed to invest up to an aggregate of $4.8 million. We anticipate that our aggregate investment in both of these funds will be made through a series of future capital calls over the next several years. We also have a long-term liability on our balance sheet regarding the underfunding of our U.K. pension plan in the amount of $10.8 million. We do not know if or when this will be funded because this liability will change based on the performance of the investments of the plan and changes in the benefit obligations. We anticipate spending approximately $30 million in 2007 on the construction of our new headquarters building and related parking facility in Wilmington, North Carolina. Also, in February 2007, we exercised an option to license a statin compound from Ranbaxy Laboratories Ltd. which we intend to develop as a treatment for dyslipidemia. We are solely responsible, and will bear all costs and expenses, for the development, manufacture, marketing and commercialization of the compound and licensed products. We are also obligated to pay Ranbaxy milestone payments upon the occurrence of specified clinical development events. If a licensed product is approved for sale, we must also pay Ranbaxy royalties based on sales of such product and commercial milestone payments based on the achievement of specified worldwide sales targets. If all criteria are met, the total amount of potential clinical and sales-based milestones over the development and commercialization period would be $44 million.

OFF-BALANCE SHEET ARRANGEMENTS

As part of the acquisition of SurroMed's assets, we agreed to guarantee repayment of up to $1.5 million under a SurroMed bank loan with a maturity date of December 31, 2006. Our guarantee expired on December 31, 2006 and we have no further liability under the guarantee.

In January 2005, we guaranteed an $8.0 million loan from Bank of America to Almont Shipping Company in connection with the purchase of property from Almont. We subsequently purchased the secured note and all related loan documents from Bank of America and refinanced the note with a new buyer who paid off the note in December 2006. As of December 31, 2006, no guarantee was outstanding related to this transaction.

From time to time, we cause letters of credit to be issued to provide credit support for guarantees, contractual commitments and insurance policies. The fair values of the letters of credit reflect the amount of the underlying obligation and are subject to fees competitively determined in the marketplace. As of December 31, 2006, we had four letters of credit outstanding for a total of $1.3 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. We believe that the following are the primary areas in which management must make significant judgments in applying our accounting policies to determine our financial condition and results of operations. We have discussed the application of these critical accounting policies with the Finance and Audit Committee of our Board of Directors.

Revenue Recognition

The majority of our revenues are recorded from contracts on a proportional performance basis. To measure performance on a given date, we compare effort expended through that date to estimated total effort to complete the contract. We believe this is the best indicator of the performance of the contractual obligations because the costs relate primarily to the amount of labor incurred to perform the service. Direct costs are primarily comprised of labor and overhead related to the delivery of services. Each month we accumulate direct costs on each project and compare them to the total current estimated costs to determine the percentage-of-completion. We then multiply this percentage by the contract value to determine the amount of revenue that can be recognized. Each month we review the total current estimated direct costs on each project to determine if these estimates are still accurate and, if necessary, we adjust the total estimated direct costs for each project. As the work progresses, we might determine that our original estimates for direct costs were incorrect due to, among other things, revisions in the scope of work or patient enrollment rate, and a contract modification might be negotiated with the client to cover additional costs. If a contract modification is not agreed to, we could bear the risk of cost overruns. In 2006 and prior years, we have had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. We might experience similar situations in the future. Changes to the estimated total contract direct costs result in a cumulative adjustment to the amount of revenue recognized in the period the change in estimate is determined. Should our estimated direct costs on fixed price contracts prove to be low, future gross margins on these projects could be materially adversely affected, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate in the future. A hypothetical increase to total estimated remaining project direct costs of 1% for open projects accounted for under the proportional performance method as of December 31, 2006 would have resulted in a cumulative reduction in revenue of approximately $3.3 million for 2006.

In our Discovery Sciences segment, we generate revenue from time to time in the form of milestone payments in connection with licensing of compounds. We only recognize milestone payments as revenue if the specified milestone is achieved and accepted by the client, and continued performance of future research and development services related to that milestone are not required. Future potential milestone payments under various discovery contracts might never be received if the milestones are not achieved.

Allowance for Doubtful Accounts

Included in "Accounts receivable and unbilled services, net" on our consolidated balance sheets is an allowance for doubtful accounts. Generally, before we do business with a new client, we perform a credit check. We also review our accounts receivable aging on a monthly basis to determine if any receivables will potentially be uncollectible. The allowance for doubtful accounts includes specific accounts and an estimate of other losses based on historical loss experience. After all attempts to collect the receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of December 31, 2006 was adequate to cover uncollectible balances. However, actual write-offs might exceed the recorded reserve.

Investments

Our investments consist of equity and debt investments in publicly traded and privately held entities. Our investments in publicly traded securities are classified as available-for-sale securities and recorded at their current quoted market price. Our investments in privately held entities do not have readily determinable fair values and are, therefore, recorded using the cost method of accounting. Most of our investments are in relatively early stage life sciences and biotechnology companies or investment funds that invest in similar companies. These early stage life sciences and biotechnology companies generally do not have established products or proven technologies or material revenue, if any. The fair value of these investments might from time to time be less than their recorded value. We assess our investment portfolio on a quarterly basis for other-than-temporary impairments. For our investments in privately held entities, we must identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. In addition, any decline in the fair value of publicly traded or privately held investments must be evaluated to determine the extent and timing of recovery, if any. If we deem the impairment to be other-than-temporary, the impairment of the investment must be recorded in the income statement. This quarterly review includes an evaluation of, among other things, the market condition of the overall industry, historical and projected financial performance and market values, the status of the company's development and commercialization efforts, expected cash needs and recent funding events. This analysis of the fair values and the extent and timing of recoveries of decreases in fair value requires significant judgment.

Tax Valuation Allowances and Tax Liabilities

Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses, tax carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense. SFAS No. 109, "Accounting for Income Taxes", also requires that the deferred tax assets be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction-by-jurisdiction basis. In determining future taxable income, assumptions include the amount of state, federal and international pre-tax income from operations, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses. Based on our analysis of the above factors, we determined that a valuation allowance of $5.6 million was required as of December 31, 2006 for carryforwards of foreign and state tax losses and credits. Changes in our assumptions could result in an adjustment to the valuation allowance, up or down, in the future.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. We recognize potential liabilities for anticipated tax audit issues in the United States and other jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. As of December 31, 2006, we had recorded $9.1 million for certain unsettled tax matters. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be more or less than the ultimate assessment, a tax expense or benefit to expense, respectively, would result.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. If indicators of impairment are present, we evaluate the carrying value of property and equipment in relation to estimates of future undiscounted cash flows. These undiscounted cash flows and fair values are based on judgments and assumptions. Additionally, we test goodwill for impairment on at least an annual basis by comparing the underlying reporting units' goodwill to their estimated fair value. These tests for impairment of goodwill involve the use of estimates related to the fair market value of the reporting unit with which the goodwill is associated, and are inherently subjective.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised) using the modified retrospective application method. Accordingly, we measure stock-based compensation cost at grant date, based on the fair value of the award, and recognize it as expense over the employee's requisite service period. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. The model requires the use of the following assumptions: an expected dividend yield; expected volatility; risk-free interest rate; and expected term. Based on our assumptions for these factors, the weighted-average fair value of options granted during the year ended December 31, 2006 was $15.36 per option. A change in these assumptions could have a significant impact on the weighted-average fair value of options. For example, if we changed our assumption for the expected term to increase expected life by a half of a year, the weighted average fair value of options granted during 2006 would have increased by $0.77 or 5.0% from $15.36 to $16.13, and the resulting stock-based employee compensation expense determined under the fair value based method for stock option awards, net of related tax effect, would have increased by $0.1 million. Diluted earnings per share under this example would not have been impacted. See Note 10 in the Notes to our Consolidated Financial Statements for details regarding the assumptions used in estimating fair value for the years ended December 31, 2004, 2005 and 2006 regarding our equity compensation plan and our employee stock purchase plan.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued accounting standards relevant to our financial statements, which are described in "Recent Accounting Pronouncements" in Note 1 in the Notes to our Consolidated Financial Statements are:

Date	Title	Effective Date
December 2004	SFAS No. 123 (revised 2004), "Share-Based Payment"	First fiscal year that begins after June 15, 2005
March 2005	Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligation"	Fiscal years ending after December 15, 2005
May 2005	SFAS No. 154, "Accounting Changes and Error Corrections"	Fiscal years beginning after December 15, 2005
June 2005	EITF Issue 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination"	Reporting periods beginning after June 29, 2005
October 2005	Staff Position FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period"	First reporting period beginning after December 15, 2005
November 2005	Staff Position FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"	Reporting periods beginning after December 15, 2005
June 2006	EITF Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)"	Reporting periods beginning after December 15, 2006
June 2006	Staff Position FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)"	First day of the reporting period beginning after June 15, 2006
July 2006	Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109"	Fiscal years beginning after December 15, 2006
September 2006	SFAS No. 157, "Fair Value Measurements"	Fiscal years beginning after November 15, 2007 and interim periods within those years
September 2006	SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)"	Recognition of asset and liability of funded status — fiscal years ending after December 15, 2006. Measurement date provision — fiscal years ending after December 15, 2008
September 2006	Staff Accounting Bulletin 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"	Fiscal years ending after November 15, 2006

INCOME TAXES

Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pretax earnings among locations with varying tax rates. Our profits are also impacted by changes in the tax rates of the various tax jurisdictions. In particular, as the geographic mix of our pretax earnings among various tax jurisdictions changes, our effective tax rate might vary from period to period.

INFLATION

Our long-term contracts, those in excess of one year, generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. In the event that actual inflation rates are greater than our contractual inflation rates or cost of living adjustments, inflation could have a material adverse effect on our operations or financial condition.

POTENTIAL LIABILITY AND INSURANCE

Drug development services involve the testing of new drugs on human volunteers pursuant to a study protocol. This testing exposes us to the risk of liability for personal injury or death to patients resulting from, among other things, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. We attempt to manage our risk of liability for personal injury or death to patients from administration of study products through standard operating procedures, patient informed consent, contractual indemnification provisions with clients and insurance. We monitor clinical trials in compliance with government regulations and guidelines. We have adopted global standard operating procedures intended to satisfy regulatory requirements in the United States and in many foreign countries and to serve as a tool for controlling and enhancing the quality of drug development services. The contractual indemnifications generally do not protect us against all our own actions, such as gross negligence. We currently maintain professional liability insurance coverage with limits we believe are adequate and appropriate.

POTENTIAL VOLATILITY OF QUARTERLY OPERATING RESULTS AND STOCK PRICE

Our quarterly and annual operating results have fluctuated in the past, and we expect that they will continue to fluctuate in the future. Factors that could cause these fluctuations to occur include:

- the timing and level of new business authorizations;
- the timing of the initiation, progress or cancellation of significant projects;
- the timing and amount of costs associated with R&D and compound partnering collaborations;
- the timing of our Discovery Sciences segment milestone payments or other revenue, if any;
- our ability to recruit and retain experienced personnel;
- our ability to properly manage our growth;
- the timing of the opening of new offices;
- the timing of other internal expansion costs;
- exchange rate fluctuations between periods;
- our dependence on a small number of industries and clients;
- the mix of products and services sold in a particular period;
- pricing pressure in the market for our services;
- rapid technological change;
- the timing and amount of start-up costs incurred in connection with the introduction of new products and services;
- the timing and extent of new government regulations;
- intellectual property risks;
- impairment of investments or intangible assets; and
- the timing and amount of costs associated with integrating acquisitions.

Delays and terminations of trials are often the result of actions taken by our clients or regulatory authorities, and are not typically controllable by us. Because a large percentage of our operating costs are relatively fixed while revenue is subject to fluctuation, variations in the timing and progress of large contracts can materially affect our quarterly operating results. For these reasons, we believe that comparisons of our quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Fluctuations in quarterly results, actual or anticipated changes in our dividend policy or other factors could affect the market price of our common stock. These factors include ones beyond our control, such as changes in earnings estimates by analysts, market conditions in our industry, disclosures by product development partners and actions by regulatory authorities with respect to potential drug candidates, changes in pharmaceutical, biotechnology and medical device industries and the government sponsored clinical research sector and general economic conditions. Any effect on our common stock could be unrelated to our longer-term operating performance. For further details, see "Risk Factors" included in our annual report on Form 10-K for the year ended December 31, 2006.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to foreign currency risk by virtue of our international operations. We derived approximately 27.6%, 29.2% and 32.3% of our net revenues for the years ended December 31, 2004, 2005 and 2006, respectively, from operations outside the United States. We generally reinvest funds generated by each subsidiary in the country where they are earned, although in 2005, we repatriated $48.0 million of undistributed earnings in the form of dividends from our foreign affiliates under the American Jobs Creation Act of 2004. Our operations in the United Kingdom generated more than 28.3% of our net revenue from international operations during 2006. Accordingly, we are exposed to adverse movements in foreign currencies, predominately in the pound sterling.

The vast majority of our contracts are entered into by our U.S. or U.K. subsidiaries. The contracts entered into by the U.S. subsidiaries are almost always denominated in U.S. dollars. Contracts entered into by our U.K. subsidiaries are generally denominated in U.S. dollars, pounds sterling or euros, with the majority in U.S. dollars. Although an increase in exchange rates for the pound sterling or euro relative to the U.S. dollar would increase net revenue from contracts denominated in these currencies, a negative impact on income from operations results from dollar-denominated contracts for services rendered in countries other than the United States. In these cases, revenue is not impacted by the weakening of the U.S. dollar, but the costs associated with performing these contracts, which are paid in local currency, are negatively impacted when translated into U.S. dollars. In January 2004, we began entering into foreign currency hedging activities in an effort to manage our potential foreign exchange exposure. At December 31, 2006, no such hedging contracts were outstanding.

We also have currency risk resulting from the passage of time between the invoicing of clients under contracts and the collection of client payments against those invoices. If a contract is denominated in a currency other than the subsidiary's local currency, we recognize a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until payment from the client will result in our receiving either more or less in local currency than the local currency equivalent of the receivable. We recognize this difference as a foreign currency transaction gain or loss, as applicable, and report it in other income, net. If the exchange rate on accounts receivable balances denominated in pounds sterling had increased by 10%, our foreign currency transaction loss would have increased by $2.8 million in the year ended December 31, 2006.

Our strategy for managing foreign currency risk relies primarily on receiving payment in the same currency used to pay expenses and from time to time using foreign currency derivatives, such as forward exchange contracts. As of December 31, 2006, we did not have any outstanding foreign exchange derivative contracts. If the U.S. dollar had weakened an additional 10% relative to the pound sterling, euro and Brazilian real in 2006, net income would have been approximately $9.4 million lower for the year based on 2006 revenues and the costs related to our foreign operations. During 2006, the net impact to income from operations was $3.6 million attributable to foreign currency transactions.

Changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of foreign subsidiaries' financial results into U.S. dollars for purposes of reporting our consolidated financial results. The process by which we translate each foreign subsidiary's financial results to U.S. dollars is as follows:

- we translate income statement accounts at average exchange rates for the period;
- we translate balance sheet assets and liability accounts at end of period exchange rates; and
- we translate equity accounts at historical exchange rates.

Translation of the balance sheet in this manner affects shareholders' equity through the cumulative translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet, stated in U.S. dollars, in balance. We report translation adjustments with accumulated other comprehensive income (loss) as a separate component of shareholders' equity. To date, cumulative translation adjustments have not been material to our consolidated financial position. However, future translation adjustments could materially and adversely affect us.

Currently, there are no material exchange controls on the payment of dividends or otherwise prohibiting the transfer of funds out of or from within any country in which we conduct operations. Although we perform services for clients located in a number of foreign jurisdictions, we have not experienced any difficulties in receiving funds remitted from foreign countries. However, new or modified exchange control restrictions could have an adverse effect on our financial condition.

We are exposed to changes in interest rates on our cash, cash equivalents and short-term investments and amounts outstanding under notes payable and lines of credit. We invest our cash and cash equivalents in financial instruments with interest rates based on financial market conditions. We do not expect that a 10% change in interest rates in the future would have a material effect on our financial statements.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are designed only to provide reasonable assurance that information to be disclosed in our Exchange Act Reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide the reasonable assurance discussed above.

Internal Control Over Financial Reporting

No change to our internal control over financial reporting occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met and must reflect the fact that there are resource constraints that require management to consider the benefits of internal controls relative to their costs. Because of these inherent limitations, management does not expect that our internal controls over financial reporting will prevent all errors and all fraud. Also, internal controls might become inadequate because of changes in business conditions or a decline in the degree of compliance with our policies or procedures.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria. Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our assessment of our internal control over financial reporting, which follows.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND SUBSIDIARIES

Wilmington, North Carolina

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Pharmaceutical Product Development, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 26, 2007 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the adoption of Financial Accounting Standards Board ("FASB") Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132 (R)" and FASB Statement No. 123 (revised), "Share-Based Payment".

Deloitte & Touche LLP

Raleigh, North Carolina
February 26, 2007

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND SUBSIDIARIES

Wilmington, North Carolina

We have audited the accompanying consolidated balance sheets of Pharmaceutical Product Development, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pharmaceutical Product Development, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 10 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to conform to FASB Statement No. 123 (revised), "Share-Based Payment" and, retrospectively, adjusted the 2005 and 2004 financial statements for the change.

As discussed in Notes 1 and 12 to the consolidated financial statements, in 2006 the Company changed its method of accounting for its defined benefit pension plan to conform to FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132 (R)".

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Raleigh, North Carolina
February 26, 2007

Consolidated Statements of Operations

in thousands, except per share data

	Years Ended December 31,		
	2004	2005	**2006**
Net Revenue:			
Development	$ 759,629	$ 921,802	**$ 1,113,106**
Discovery Sciences	14,311	40,214	**33,193**
Reimbursed out-of-pockets	67,316	75,074	**101,383**
Total net revenue	841,256	1,037,090	**1,247,682**
Direct Costs:			
Development	379,211	467,001	**559,819**
Discovery Sciences	6,226	8,428	**9,324**
Reimbursable out-of-pocket expenses	67,316	75,074	**101,383**
Total direct costs	452,753	550,503	**670,526**
Research and development expenses	15,852	23,370	**5,406**
Selling, general and administrative expenses	203,218	251,095	**302,536**
Depreciation	28,609	39,127	**47,175**
Amortization	1,245	1,123	**563**
Loss on impairment and disposal of assets	201	320	**1,499**
Gain on exchange of assets	–	(5,144)	**–**
Restructuring charges	2,619	–	**–**
Total operating expenses	704,497	860,394	**1,027,705**
Income from operations	136,759	176,696	**219,977**
Interest:			
Income	2,517	8,845	**15,070**
Expense	(516)	(1,116)	**(469)**
Interest income, net	2,001	7,729	**14,601**
Impairment of equity investments	(2,000)	(5,928)	**–**
Other income, net	1,829	1,306	**927**
Income before provision for income taxes	138,589	179,803	**235,505**
Provision for income taxes	46,905	59,906	**78,853**
Net income	$ 91,684	$ 119,897	**$ 156,652**
Net income per common share:			
Basic	$ 0.81	$ 1.05	**$ 1.34**
Diluted	$ 0.81	$ 1.03	**$ 1.32**
Dividends declared per common share	$ 0.00	$ 0.525	**$ 0.105**
Weighted average number of common shares outstanding:			
Basic	112,696	114,664	**116,780**
Dilutive effect of stock options and restricted stock	1,112	1,770	**1,755**
Diluted	113,808	116,434	**118,535**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

in thousands, except share data

	As of December 31, 2005	As of December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 182,000	$ 179,795
Short-term investments	137,820	255,876
Accounts receivable and unbilled services, net	303,386	408,917
Income tax receivable	14	510
Investigator advances	13,578	13,490
Prepaid expenses and other current assets	34,651	36,495
Deferred tax assets	11,435	13,119
Total current assets	682,884	908,202
Property and equipment, net	210,020	323,539
Goodwill	208,883	212,382
Investments	29,171	22,478
Intangible assets	2,772	2,014
Long-term deferred tax assets	20,080	11,368
Other assets	5,790	1,582
Total assets	$ 1,159,600	$ 1,481,565
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 10,363	$ 15,235
Payables to investigators	43,126	43,717
Accrued income taxes	18,099	16,560
Other accrued expenses	119,304	149,027
Deferred tax liabilities	85	86
Unearned income	162,662	195,707
Current maturities of long-term debt and capital lease obligations	1,607	75,159
Total current liabilities	355,246	495,491
Long-term debt and capital lease obligations, less current maturities	22,695	–
Accrued additional pension liability	11,151	10,768
Deferred tax liabilities	2,195	4,247
Deferred rent and other	17,637	18,159
Total liabilities	408,924	528,665
Commitments and contingencies (Notes 8 and 13)		
Shareholders' equity:		
Common stock, $0.05 par value, 190,000,000 shares authorized;		
115,998,490 and 117,623,516 shares issued and outstanding, respectively	5,800	5,881
Paid-in capital	395,452	449,173
Retained earnings	346,417	490,764
Accumulated other comprehensive income	3,007	7,082
Total shareholders' equity	750,676	952,900
Total liabilities and shareholders' equity	$ 1,159,600	$ 1,481,565

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

in thousands, except per share data

	Common Shares	Par Value	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Income)/Loss	Total	Comprehensive Income
Balance January 1, 2004	112,100	$ 5,605	$ 315,787	$ 195,520	$ 2,478	$ 519,390	
Net income				91,684		91,684	$91,684
Other comprehensive income (loss):							
Translation adjustments					6,205	6,205	6,205
Minimum pension liability, net of tax of ($200)					467	467	467
Change in fair value on hedging transaction, net of tax of ($997)					2,296	2,296	2,296
Reclassification of hedging results included in direct costs, net of tax of $807					(1,883)	(1,883)	(1,883)
Unrealized gain on investment, net of tax of $0					1,616	1,616	1,616
Comprehensive income							$100,385
Stock compensation expense			11,256			11,256	
Issuance of common shares for exercise of stock options and employee stock purchase plan	1,136	57	12,088			12,145	
Income tax benefit from exercise of stock options and disqualified dispositions of stock, net			612			612	
Balance December 31, 2004	113,236	5,662	339,743	287,204	11,179	643,788	
Net income				119,897		119,897	$119,897
Other comprehensive income (loss):							
Translation adjustments					(10,137)	(10,137)	(10,137)
Minimum pension liability, net of tax of $676					(1,576)	(1,576)	(1,576)
Change in fair value on hedging transactions, net of tax of $938					(2,165)	(2,165)	(2,165)
Reclassification of hedging results included in direct costs, net of tax of ($520)					1,219	1,219	1,219
Unrealized gain on investment, net of tax of ($2,426)					4,156	4,156	4,156
Reclassification to net income of unrealized loss on investment					331	331	331
Comprehensive income							$111,725
Stock compensation expense			18,907			18,907	
Issuance of common shares for exercise of stock options and employee stock purchase plan	2,670	133	29,413			29,546	
Stock issued for deferred compensation	92	5	(5)			–	
Income tax benefit from exercise of stock options and disqualified dispositions of stock, net			7,394			7,394	
Dividends ($0.525 per share)				(60,684)		(60,684)	
Balance December 31, 2005	115,998	5,800	395,452	346,417	3,007	750,676	
Net income				**156,652**		**156,652**	**$156,652**
Other comprehensive income (loss):							
Translation adjustments					**9,721**	**9,721**	**9,721**
Minimum pension liability, net of tax of ($1,217)					**2,840**	**2,840**	**2,840**
Change in fair value on hedging transactions, net of tax of ($140)					**327**	**327**	**327**
Reclassification of hedging results included in direct costs, net of tax of ($88)					**206**	**206**	**206**
Unrealized loss on investment, net of tax of $2,184					**(5,746)**	**(5,746)**	**(5,746)**
Comprehensive income							**$164,000**
Adjustment to initially apply SFAS No. 158, net of tax of $1,403					**(3,273)**	**(3,273)**	
Stock compensation expense			**20,565**			**20,565**	
Forfeiture of restricted stock shares	**(11)**		**(389)**			**(389)**	
Issuance of common shares for exercise of stock options and employee stock purchase plan	**1,637**	**81**	**28,213**			**28,294**	
Income tax benefit from exercise of stock options and disqualified dispositions of stock, net			**5,332**			**5,332**	
Dividends ($0.105 per share)				**(12,305)**		**(12,305)**	
Balance December 31, 2006	**117,624**	**$ 5,881**	**$ 449,173**	**$ 490,764**	**$ 7,082**	**$ 952,900**	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

in thousands

	Years Ended December 31,		
	2004	2005	2006
Cash flows from operating activities:			
Net income	$ 91,684	$ 119,897	$ 156,652
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of investments	2,000	5,928	-
Restructuring charges	2,619	–	–
Depreciation and amortization	29,854	40,250	47,738
Stock compensation expense	11,256	18,907	20,565
Provision for doubtful accounts	1,188	126	3,286
Gain on exchange of assets	–	(5,144)	–
Gain on sale of investment	–	-	(782)
Provision (benefit) for deferred income taxes	8,897	(6,340)	6,986
Loss on impairment and disposal of assets, net	123	192	1,047
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable and unbilled services, net	(16,138)	(44,911)	(99,096)
Prepaid expenses and investigator advances	(9,437)	(9,726)	(883)
Accrued income taxes	(7,263)	24,827	971
Other assets	(72)	(3,407)	3,717
Accounts payable, other accrued expenses and deferred rent	27,834	27,886	21,278
Payables to investigators	10,748	1,593	(2,073)
Unearned income	24,652	12,030	28,020
Net cash provided by operating activities	177,945	182,108	187,426
Cash flows from investing activities:			
Purchases of property and equipment	(48,583)	(109,896)	(148,046)
Proceeds from sale of property and equipment	319	4,002	871
Acquisition of intangible assets	(2,500)	–	-
Purchases of available-for-sale investments	(976,993)	(195,940)	(680,286)
Maturities and sales of available-for-sale investments	921,398	163,140	562,137
Purchase of note receivable	–	–	(7,415)
Repayment of note receivable	-	–	7,415
Purchases of investments	(5,671)	(15,522)	(1,844)
Proceeds from sale of investment	–	25,000	1,482
Cash refunded related to businesses acquired	1,450	–	-
Net cash used in investing activities	(110,580)	(129,216)	(265,686)
Cash flows from financing activities:			
Principal repayments on long-term debt	(353)	(364)	(6,005)
Proceeds from (repayment of) revolving credit facility	–	17,097	(17,097)
Proceeds from construction loan	–	–	74,833
Repayment of capital lease obligations	(830)	(1,755)	(1,319)
Proceeds from exercise of stock options and employee stock purchase plan	12,145	29,546	28,294
Income tax benefit from exercise of stock options and disqualifying dispositions of stock	1,329	8,791	5,442
Cash dividends paid	–	(60,684)	(12,297)
Net cash provided by (used in) financing activities	12,291	(7,369)	71,851
Effect of exchange rate changes on cash and cash equivalents	4,015	(7,871)	4,204
Net increase (decrease) in cash and cash equivalents	83,671	37,652	(2,205)
Cash and cash equivalents, beginning of the year	60,677	144,348	182,000
Cash and cash equivalents, end of the year	$ 144,348	$ 182,000	$ 179,795

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Operations and Significant Accounting Policies

numbers in tables in thousands

NATURE OF BUSINESS

Pharmaceutical Product Development, Inc. and its subsidiaries (collectively the "Company") provide a broad range of research and development and consulting services through its Development and Discovery Sciences segments. In the Development segment, the Company provides a broad range of development services, which include preclinical programs and Phase I to IV clinical development services as well as bioanalytical product testing and clinical laboratory services. In addition, for marketed drugs, biologics and devices, the Company offers support such as product launch services, medical information, patient compliance programs, patient and disease registry programs, product safety and pharmacovigilance, Phase IV monitored studies and prescription-to-over-the-counter programs. The Discovery Sciences services include preclinical evaluations of anticancer and diabetes therapies, biomarker discovery and patient sample analyses and compound development and commercialization collaborations. The Company provides services to clients and partners in the pharmaceutical, biotechnology and medical device industries and to academic and government organizations. The Company markets its Development services primarily in the United States and Europe. The Company's Discovery Sciences revenues have all been generated in the United States.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and results of operations of the Company. All intercompany balances and transactions have been eliminated in consolidation.

STOCK SPLIT

On December 30, 2005, the Company's Board of Directors approved a two-for-one stock split. The record date for the stock split was February 17, 2006. The distribution of shares was completed on February 28, 2006. All share and per share amounts for all periods presented in the accompanying consolidated financial statements have been adjusted to reflect the effect of this stock split.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised), "Share-Based Payment", that requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the fair value on the date of grant of the equity or liability instruments issued. In addition, the fair value of liability instruments is remeasured each reporting period. Compensation cost is recognized over the period that an employee provides service in exchange for the award. In March 2005, the SEC issued Staff Accounting Bulletin 107, which describes the SEC staff's expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of SFAS No. 123 (revised) with existing SEC guidance. SFAS No. 123 (revised) became effective for fiscal years that began after June 15, 2005, so on January 1, 2006, the Company adopted the modified retrospective transition method permitted by the statement using the Black-Scholes option-pricing method it previously used in footnote disclosure. In accordance with the modified retrospective application method, the Company has adjusted its financial statements for all periods prior to January 1, 2006 to give effect to the fair-value based method of accounting for all awards granted in fiscal years beginning after December 15, 1994. Amounts previously disclosed as pro forma adjustments have been reflected in earnings for all prior periods. See Note 10 for further details.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligation", or FIN 47, to clarify that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity must recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective as of the end of fiscal years ending after December 15, 2005. The adoption of this statement did not have a material impact on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires that changes in accounting principle be retrospectively applied. SFAS No. 154 became effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will apply SFAS No. 154 for changes occurring after January 1, 2006, as appropriate.

In June 2005, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination". EITF 05-6 requires leasehold improvements purchased after the beginning of the initial lease term or that are acquired in a business combination to be amortized over the lesser of the useful life of the assets or a term that includes the original lease term plus any renewals that are reasonably assured at the date the leasehold improvements were purchased or acquired. In September 2005, the EITF clarified that this issue does not apply to preexisting leasehold improvements. This guidance was effective for leasehold improvements purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of this statement did not have a material impact on the Company's financial statements.

In October 2005, the FASB issued Staff Position FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period", or FSP 13-1. FSP 13-1 states that rental costs associated with ground or building operating leases incurred during a construction period shall be recognized as rental expense and not capitalized. FSP 13-1 became effective for the first reporting period beginning after December 15, 2005. The adoption of this statement did not have a material impact on the Company's financial statements.

In November 2005, the FASB issued Staff Position FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments". This statement addresses the determination as to when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The statement became effective for reporting periods beginning after December 15, 2005. The adoption of this statement did not have a material impact on the Company's financial statements.

In June 2006, the EITF reached a consensus on EITF Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)", which addresses the income statement disclosure of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. Taxes within the scope of EITF 06-3 include sales taxes, use taxes, value-added taxes, and some types of excise taxes. For any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company already accounts for taxes on a net basis. Therefore, EITF 06-3 will not have a material impact on the Company's financial statements.

In June 2006, the FASB issued Staff Position FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)", or FSP FIN 46(R)-6, which introduces a "by-design" approach in determining variability. FSP FIN 46(R)-6 provides a two-step approach: 1) analyze the nature of the risk in the entity; and 2) determine the purpose(s) for which the entity was created and determine the variability. This standard is applicable for all entities (including newly created entities) with which an enterprise first becomes involved, and for all entities previously required to be analyzed under FIN 46(R) when a reconsideration event has occurred beginning the first day of the reporting period beginning after June 15, 2006. The Company adopted the provisions of FSP FIN 46(R)-6 on July 1, 2006 and the statement did not have a material impact on the Company's financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109", or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position, if that position will more likely than not be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 also provide a measurement attribute for the financial statement recognition of the tax position. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating and has not determined the impact of the adoption of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", or SFAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In addition, the statement establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company is currently evaluating and has not determined the impact of the adoption of SFAS No. 157 on its financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)", or SFAS No. 158. This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The recognition of an asset and liability related to the funded status of a plan and the new disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The Company currently uses a measurement date of November 30 and will be required to change the measurement date to December 31 for the year ended December 31, 2008. The Company adopted the provisions of SFAS No. 158 and the impact on its financial statements are disclosed in Note 12.

In September 2006, the SEC staff issued Staff Accounting Bulletin 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", or SAB 108, which requires that companies utilize a "dual-approach" when quantifying and evaluating the materiality of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. The adoption of this statement did not have a material impact on the Company's financial statements.

REVENUE RECOGNITION

The Company records revenue from contracts, other than time-and-material contracts, on a proportional performance basis in its Development and Discovery Sciences segments. To measure performance on a given date, the Company compares effort expended through that date to estimated total effort to complete the contract. The Company believes this is the best indicator of the performance of the contractual obligations because the costs relate primarily to the amount of labor incurred to perform the service. Changes to the estimated total contract direct costs result in a cumulative adjustment to the amount of revenue recognized. For time-and-material contracts in both its Development and Discovery Sciences segments, the Company recognizes revenue as hours are worked, multiplied by the applicable hourly rate. For the Company's Phase I, laboratory and biomarker businesses, the Company recognizes revenue from unitized contracts as subjects or samples are tested, multiplied by the applicable unit price. The Company offers volume discounts to its large customers based on annual volume thresholds. Revenue is reported net of volume discounts provided to clients.

In connection with the management of clinical trials, the Company pays, on behalf of its clients, fees to investigators and test subjects as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers and its clients reimburse the Company for these costs. As required by EITF 01-14, amounts paid by the Company as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenue. In the statements of operations, the Company combines amounts paid by the Company as an agent for out-of-pocket costs with the corresponding reimbursements, or revenue, the Company receives as an agent. During the years ended December 31, 2004, 2005 and 2006, fees paid to investigators and other fees the Company paid as an agent and the associated reimbursements were approximately $226.9 million, $279.8 million and $292.6 million, respectively.

Most of the Company's contracts can be terminated by the client either immediately or after a specified period following notice. These contracts typically require payment to the Company of expenses to wind down a study, fees earned to date and, in some cases, a termination fee or some portion of the fees or profit that the Company could have earned under the contract if it had not been terminated early. Therefore, revenue recognized prior to cancellation does not generally require a significant adjustment upon cancellation. If the Company determines that a loss will result from the performance of a fixed-price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

The Discovery Sciences segment also generates revenue from time to time in the form of milestone payments in connection with licensing of compounds. The Company only recognizes milestone payments as revenue if the specified milestone is achieved and accepted by the client, and continued performance of future research and development services related to that milestone are not required.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash accounts that are not subject to withdrawal restrictions or penalties and all highly liquid investments rated A or better by Standard & Poor's or Moody's and that have a maturity of three months or less at the date of purchase.

Supplemental cash flow information consisted of the following:

	Year Ended December 31,		
	2004	2005	2006
Cash paid for interest, including amounts capitalized	$ 527	$ 1,129	$ 1,957
Cash paid for income taxes, net of refunds	$ 45,743	$ 33,727	$ 60,391
Accrued property and equipment purchases	$ 3,266	$ 1,920	$ 10,277

See Note 2 for non-cash investing and financing activities related to the 2005 acquisition of biomarker services from SurroMed, Inc.

PAYABLES TO INVESTIGATORS AND INVESTIGATOR ADVANCES

Billings and payments to investigators are based on contractual agreements that can differ from the accrual of the related costs. The Company generally recognizes investigator costs based upon the status of the work completed as a percentage of the total procedures required under the contract or based on patient enrollment over the term of the contract. The Company classifies payments made in excess of the accrued costs as investigator advances and accrued costs in excess of amounts paid as payables to investigators in its consolidated balance sheets.

INVENTORY

The Company values inventories, which consist principally of laboratory supplies, at the lower of cost (first-in, first-out method) or market. As of December 31, 2005 and 2006, prepaid expenses and other current assets included inventories totaling $2.3 million and $2.7 million, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method, based on estimated useful lives of 40 to 50 years for buildings, five years for laboratory equipment, two to five years for software, computers and related equipment and five to ten years for furniture and equipment, except for aircrafts which are depreciated over 30 years. Leasehold improvements are depreciated over the shorter of the respective lives of the leases or the useful lives of the improvements. Property under capital leases is depreciated over the life of the lease or the service life, whichever is shorter.

INTERNAL USE SOFTWARE

The Company accounts for internal use software in accordance with the provisions of AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires certain direct costs and interest costs incurred during the application stage of development to be capitalized and amortized over the useful life of the software.

OPERATING LEASES

The Company records rent expense for operating leases, some of which have escalating rentals over the term of the lease, on a straight-line basis over the initial effective lease term. The Company begins amortization on the date of initial possession, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. The Company accounts for the difference between rent expense and rent paid as deferred rent. For tenant improvement allowances, rent holidays and other lease incentives, the Company records a deferred rent liability at the inception of the lease term and amortizes the deferred rent over the term of the lease as a reduction to rent expense.

GOODWILL

The excess of the purchase price of a business acquired over the fair value of net tangible assets, identifiable intangible assets and acquired in-process research and development costs at the date of the acquisition has been assigned to goodwill. In accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Company evaluates goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

REALIZABILITY OF CARRYING VALUE OF LONG-LIVED ASSETS

The Company reviews the recoverability of long-lived and finite-lived intangible assets when circumstances indicate that the carrying amount of assets may not be recoverable. This evaluation is based on various analyses, including undiscounted cash flow projections. In the event undiscounted cash flow projections indicate impairment, the Company would record an impairment based on the fair value of the assets at the date of the impairment. In 2004, 2005 and 2006, the Company recorded no material impairments of long-lived assets.

SHORT-TERM INVESTMENTS

The Company accounts for its investment in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's short-term investments are classified as available-for-sale securities due to management's intent regarding these securities. The Company determines realized and unrealized gains and losses on short-term investments on a specific identification basis.

INVESTMENTS

The Company has equity investments in publicly traded entities. The Company classifies investments in publicly traded entities as available-for-sale securities and measures them at market value. The Company determines realized and unrealized gains and losses on equity investments in publicly traded entities on a specific identification basis. The Company records net unrealized gains or losses associated with investments in publicly traded entities as a component of shareholders' equity until they are realized or an other-than-temporary decline has occurred. The market value of the Company's equity investments in publicly traded entities is based on the closing price as quoted by the applicable stock exchange or market on the last day of the reporting period. The Company's equity investments in publicly traded companies are classified as long-term assets due to the Company's ability to hold its investments long-term, the strategic nature of the investment and the lack of liquidity in the public markets for these securities.

The Company also has investments in privately held entities in the form of equity and convertible debt instruments that are not publicly traded and for which fair values are not readily determinable. The Company records all of its investments in private entities under the cost method of accounting. The Company determines realized and unrealized gains and losses on a specific identification basis. The Company assesses the net realizable value of these entities on a quarterly basis to determine if there has been a decline in the fair value of these entities, and if so, if the decline is other-than-temporary. This quarterly review includes an evaluation of, among other things, the market condition of the overall industry, historical and projected financial performance, expected cash needs and recent funding events. This impairment analysis requires significant judgment.

UNBILLED SERVICES AND UNEARNED INCOME

In general, prerequisites for billings are established by contractual provisions, including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services represent revenue recognized to date for which amounts are currently unbillable to the customer pursuant to contractual terms. Conversely, unearned income is recorded for cash received from customers for which revenue has not been recognized at the balance sheet date.

INCOME TAXES

Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax law or rates. If it is more likely than not that some or all of a deferred tax asset will not be realized, the Company records a valuation allowance.

CONCENTRATION OF CREDIT RISK

SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk. Financial instruments that subject the Company to concentrations of credit risk consist principally of accounts receivable, cash equivalents and short-term investments.

The Company's clients are primarily pharmaceutical and biotechnology companies and academic and government organizations. No single client accounted for more than 10% of the Company's net revenue in 2004, 2005 or 2006. Concentrations of credit risk with respect to accounts receivable are limited to a degree due to the large number of clients comprising the Company's client base. No single client accounted for more than 10% of the Company's accounts receivable balance as of December 31, 2005 or 2006. The Company performs ongoing credit evaluations of clients' financial condition and, generally, does not require collateral. The Company maintains allowances for potential credit losses and these losses, in the aggregate, have historically not exceeded estimates.

The Company's cash equivalents consist principally of commercial paper. Bank deposits exceed the FDIC insurance limit. Based on the nature of the financial instruments and/or historical realization of these financial instruments, the Company believes they bear minimal credit risk. At December 31, 2006, short-term investments were generally triple-A rated municipal and government securities.

COMPREHENSIVE INCOME

The Company has elected to present comprehensive income and its components in the statements of shareholders' equity. The components of comprehensive income are net income and all other non-owner changes in equity.

The balances in accumulated other comprehensive income were as follows:

	December 31,	
	2005	2006
Translation adjustment	$ 4,766	$ 14,487
Minimum pension liability, net of tax	(7,329)	(4,489)
Adjustment to initially apply SFAS No. 158, net of tax	–	(3,273)
Fair value of hedging transaction, net of tax	(533)	–
Unrealized gain on investment	6,103	357
Total	$ 3,007	$ 7,082

FOREIGN CURRENCY TRANSLATIONS AND TRANSACTIONS

The Company translates assets and liabilities of foreign operations, where the functional currency is the local currency, into U.S. dollars at the rate of exchange at each reporting date. The Company translates income and expenses at the average rates of exchange prevailing during the month in which a transaction occurs. Gains or losses from translating foreign currency financial statements are recorded in other comprehensive income. The changes in cumulative translation adjustment included in other comprehensive income for the years ended December 31, 2004, 2005 and 2006 totaled $6.2 million, $(10.1) million and $9.7 million, respectively. Foreign currency transaction gains and losses are included in other income, net. Foreign currency transaction gains during 2004, 2005 and 2006 were $2.6 million, $2.1 million and $2.8 million, respectively. Foreign currency transaction losses during 2004, 2005 and 2006 were $3.3 million, $2.4 million and $4.9 million, respectively.

EARNINGS PER SHARE

The Company computes basic income per share information based on the weighted average number of common shares outstanding during the year. The Company computes diluted income per share information based on the weighted average number of common shares outstanding during the year plus the effects of any dilutive common stock equivalents. Excluded from the calculation of earnings per diluted share were 3,778,600 shares, 215,800 shares and 130,100 shares during 2004, 2005 and 2006, respectively, because they were antidilutive.

STOCK-BASED COMPENSATION

Prior to January 1, 2006, the Company accounted for its stock-based compensation plan in accordance with the intrinsic value provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", or APB No. 25, and provided the required pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, because all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant, the Company recognized no expense related to employee stock options. Because the Company considered the employee stock purchase plan non-compensatory, the Company recognized no expense related to this plan. The Company recognized expense related to the grant of restricted stock in the consolidated statements of operations as required under APB No. 25.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised) using the modified retrospective application method. Accordingly, the Company measures stock-based compensation cost at grant date, based on the fair value of the award, and recognizes it as expense over the employee's requisite service period. In accordance with the modified retrospective application method, the Company has adjusted its financial statements for all periods prior to January 1, 2006 to give effect to the fair-value based method of accounting for all awards granted in fiscal years beginning after December 15, 1994. Amounts previously disclosed as pro forma adjustments have been reflected in earnings for all prior periods. The details of the impact of the retrospective application of SFAS No. 123 (revised) on previously reported amounts in the consolidated statements of operations and the consolidated balance sheet are shown in Note 10.

ADVERTISING COSTS

The Company charges advertising costs to operations as incurred. Advertising costs were approximately $0.8 million, $0.8 million and $0.9 million for the years ended December 31, 2004, 2005 and 2006, respectively.

RESEARCH AND DEVELOPMENT COSTS

The Company charges research and development costs to operations as incurred. Research and development costs are disclosed on the consolidated statements of operations.

RESTRUCTURING CHARGES

In 2004, the Company recorded a $2.6 million restructuring charge associated with exiting the Company's chemistry facility in Research Triangle Park, North Carolina. These charges include lease payments and termination costs, net of sublease rentals, of approximately $2.1 million and a loss on sale of assets used in the chemistry services of approximately $0.5 million. The Company will pay the lease termination liability over the remaining life of the lease which will end in 2015. During 2004, 2005 and 2006, the Company paid lease payments, termination costs and related expenses of $0.9 million, $0.9 million and $0.1 million, respectively. The restructuring liability of $0.3 million as of December 31, 2005 and 2006 is reported in the consolidated balance sheets as a component of other accrued expenses and deferred rent and other.

RECLASSIFICATIONS

The Company has reclassified certain 2004 and 2005 financial statement amounts to conform to the 2006 financial statement presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Acquisitions

numbers in tables in thousands

In February 2005, the Company completed its acquisition of substantially all of the assets of SurroMed, Inc.'s biomarker business. This biomarker business is part of the Discovery Sciences segment of the Company. In exchange for the assets, the Company surrendered to SurroMed all shares of preferred stock of SurroMed it held. As additional consideration for the acquisition, the Company assumed approximately $3.4 million of SurroMed liabilities under capital leases and additional operating liabilities, and agreed to guarantee repayment of up to $1.5 million under a SurroMed bank loan. In accordance with the requirements of FASB Statement No. 5, "Accounting for Contingencies", as clarified by FASB Interpretation No. 45, the Company recorded a liability for the estimated fair value of the net obligation it assumed under this guarantee. The Company's guarantee expired on December 31, 2006. In connection with the acquisition, the Company recognized a pre-tax gain on exchange of assets of $5.1 million, primarily related to the $4.9 million gain on the termination of a preexisting facility lease arrangement with SurroMed in accordance with EITF 04-01, "Accounting for Preexisting Relationships between the Parties to a Business Combination". The fair value of the leasing arrangement was determined based on the discounted cash flows of the difference between the future required rental payments under the lease agreement and the current market rate for similar facilities.

This acquisition was accounted for using the purchase method of accounting, utilizing appropriate fair value techniques to allocate the purchase price based on the estimated fair values of the assets and liabilities. Accordingly, the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated balance sheet as of the effective date of the acquisition.

The total purchase price for the SurroMed acquisition in 2005 was allocated to the estimated fair value of assets acquired and liabilities assumed as set forth in the following table:

Condensed balance sheet:		
Current assets	$	186
Property and equipment, net		8,780
Deferred rent and other		(742)
Current liabilities		(3,512)
Long-term liabilities		(2,267)
Value of unidentifiable intangible assets:		
Goodwill		33,001
Total	$	35,446

Goodwill related to SurroMed is deductible for tax purposes.

The results of operations from the biomarker assets acquired are included in the Company's consolidated statements of operations as of and since February 1, 2005, the effective date of the acquisition. Pro forma results of operations for the full year ended December 31, 2005 have not been presented because the financial results related to the biomarker assets for the one-month period ended January 31, 2005 are not material to the consolidated statements of operations.

3. Accounts Receivable and Unbilled Services

numbers in tables in thousands

Accounts receivable and unbilled services consisted of the following amounts on the dates set forth below:

	December 31,	
	2005	2006
Trade:		
Billed	$ 204,686	$ 273,941
Unbilled	102,626	141,423
Provision for doubtful accounts	(3,926)	(6,447)
	$ 303,386	$ 408,917

The Company derived 20.1% and 22.6% of its accounts receivable and unbilled services from operations outside the United States as of December 31, 2005 and 2006, respectively. Of these amounts, the Company derived 70.4% and 65.3% from operations in the United Kingdom as of December 31, 2005 and 2006, respectively.

Change in provision for doubtful accounts consisted of the following:

	Year Ended December 31,		
	2004	2005	2006
Balance at beginning of year	$ 2,959	$ 4,102	$ 3,926
Additions charged to costs and expenses	1,188	126	3,286
Write-offs	(45)	(302)	(765)
Balance at end of year	$ 4,102	$ 3,926	$ 6,447

4. Property and Equipment

numbers in tables in thousands

Property and equipment, stated at cost, consisted of the following amounts on the dates set forth below:

	December 31,	
	2005	2006
Land	$ 6,986	$ 6,987
Buildings and leasehold improvements	58,321	87,106
Construction in progress	31,205	114,810
Furniture and equipment	152,952	170,230
Computer equipment and software	114,331	143,313
	363,795	522,446
Less accumulated depreciation and amortization	(153,775)	(198,907)
	$ 210,020	$ 323,539

Capitalized costs for the new corporate headquarters facility in Wilmington, North Carolina, included in construction in progress as of December 31, 2005 and 2006 were $19.7 million and $104.5 million, respectively. In February 2006, the Company entered into an $80.0 million construction loan facility with Bank of America, N.A. Borrowings under this credit facility are available to finance the construction of the Company's new corporate headquarters building and related parking facility. As of December 31, 2006, the Company had borrowed $74.8 million under this credit facility. During 2005 and 2006, the Company capitalized interest of approximately $0.1 million and $2.5 million, respectively, relating to the construction of the new corporate headquarters facility.

In connection with the purchase of the 7.5-acre tract of land for the Company's new headquarters building, the Company guaranteed an $8.0 million bank loan to the seller, Almont Shipping Company, in order to refinance existing liens on the property. This loan was secured by a lien on substantially all of Almont's assets, including a 28-acre tract of land adjacent to the tract the Company acquired. During 2006, Almont filed for bankruptcy and the Company was required to perform under its guarantee by purchasing the note and related loan documents for approximately $7.4 million. The Company subsequently refinanced the note with a new buyer. In December 2006, the Company received all remaining principal and interest due on the note.

The Company owned a building in Kersewell, Scotland, with a net book value of $1.3 million as of December 31, 2006. This building was classified as available for sale and was included in prepaid expenses and other current assets on its consolidated balance sheet as of December 31, 2006. This building was used to house employees performing work in the Development segment of the Company. In January 2007, the Company sold this building for approximately $1.4 million resulting in a gain of $0.1 million.

In 2006, the Company disposed of property and equipment in its Discovery segment which resulted in a loss on disposal of assets of $0.8 million. The Company also recorded an impairment of $0.4 million related to the value of its building in Leicester, United Kingdom, which was the site of the Company's former U.K. Phase I operations. The Company's Phase I operations are included in its Development segment. The Company determined fair value of these assets based on comparable market prices for similar assets. These amounts are included in loss on impairment and disposal of assets in the Company's consolidated statements of operations.

Property and equipment under capital leases, stated at cost, consisted of the following amounts on the dates set forth below:

	December 31,	
	2005	**2006**
Leasehold improvements	$ 824	**$ 824**
Computer equipment and software	656	**656**
Furniture and equipment	2,114	**1,976**
	3,594	**3,456**
Less accumulated depreciation and amortization	(1,211)	**(2,139)**
	$ 2,383	**$ 1,317**

5. Goodwill and Intangible Assets

numbers in tables in thousands

Changes in the carrying amount of goodwill for the twelve months ended December 31, 2005 and 2006, by operating segment, were as follows:

	Development	Discovery Sciences	Total
Balance as of January 1, 2005	$ 159,166	$ 20,615	$ 179,781
Goodwill recorded during the period for acquisition	–	33,001	33,001
Translation adjustments	(3,899)	–	(3,899)
Balance as of December 31, 2005	155,267	53,616	208,883
Translation adjustments	**3,499**	**–**	**3,499**
Balance as of December 31, 2006	**$ 158,766**	**$ 53,616**	**$ 212,382**

Information regarding the Company's other intangible assets follows:

	December 31, 2005			*December 31, 2006*		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Backlog and customer relationships	$ 543	$ 338	$ 205	**$ 543**	**$ 447**	**$ 96**
Patents	22	22	–	**–**	**–**	**–**
License and royalty agreements	5,000	2,433	2,567	**4,500**	**2,582**	**1,918**
Total	$ 5,565	$ 2,793	$ 2,772	**$ 5,043**	**$ 3,029**	**$ 2,014**

The Company amortizes all intangible assets on a straight-line basis, based on estimated useful lives of three to five years for backlog and customer relationships and three to ten years for license and royalty agreements. The weighted average amortization period is 4.1 years for backlog and customer relationships, 6.2 years for license and royalty agreements and 5.9 years for all intangibles collectively.

Amortization expense for the twelve months ended December 31, 2004, 2005 and 2006 was $1.2 million, $1.1 million and $0.6 million, respectively. As of December 31, 2006, estimated amortization expense for each of the next five years was as follows:

2007	$	312
2008		283
2009		250
2010		250
2011		250

6. Short-term Investments and Investments

numbers in tables in thousands

Short-term investments, which are composed of available-for-sale securities, and investments consisted of the following amounts on the dates set forth below:

	December 31,	
	2005	**2006**
Short-term investments:		
Auction Rate Securities	$ 137,820	**$ 133,700**
Other municipal debt securities	–	**114,524**
Other debt securities	–	**4,165**
Preferred stock	–	**3,487**
Total short-term investments	$ 137,820	**$ 255,876**
Investments:		
Cost basis investments:		
Bay City Capital Fund IV, L.P.	$ 1,852	**$ 3,200**
A.M. Pappas Life Science Ventures III, L.P.	691	**1,188**
Other equity investments	750	**750**
Total cost basis investments	3,293	**5,138**
Marketable equity securities:		
BioDelivery Sciences International, Inc.	1,953	**2,394**
Chemokine Therapeutics Corp.	2,360	**–**
Accentia Biopharmaceuticals, Inc.	21,565	**14,946**
Total marketable equity securities	25,878	**17,340**
Total investments	$ 29,171	**$ 22,478**

SHORT-TERM INVESTMENTS

As of December 31, 2005, the Company's short-term investments consisted of Auction Rate Securities, or ARS. Since the fair market value equaled the adjusted cost, there were no unrealized gains or losses associated with these investments as of December 31, 2005.

At December 31, 2006, the Company had short-term investments in ARS, various other debt securities and preferred stock. As of December 31, 2006, unrealized gains associated with these investments were $0.2 million and unrealized losses were $0.3 million. The gross realized gains on these securities in 2004, 2005 and 2006 were $0.6 million, $0 and $0, respectively, and there were no gross realized losses.

The estimated fair value of short-term investment securities at December 31, 2006, by contractual maturity, were as follows:

Due in 1 year or less	$	48,331
Due in 1–5 years		52,653
Due in 5–10 years		7,139
Due after 10 years		147,753
	$	255,876

INVESTMENTS

The Company had long-term investments in marketable securities as of December 31, 2005 and 2006. As of December 31, 2005 and 2006, gross unrealized gains were $8.5 million and $0.7 million, respectively. There were no gross unrealized losses as of December 31, 2005 or 2006.

During 2005, the Company recorded charges to earnings for other-than-temporary declines in the fair market value of its cost basis investments of $5.6 million, which included $1.6 million related to the outstanding balance of a revolving line of credit that was guaranteed by the Company, and its marketable equity securities of $0.3 million. The write-downs were due to a business failure, current fair market values, historical and projected performance and liquidity needs of the investees.

During 2004, the Company recorded a charge to earnings of $2.0 million for an other-than-temporary decline in the fair market value of its investment in Chemokine Therapeutics Corp. The write-down of Chemokine was recorded based primarily on its historical and projected financial performance and issuances of shares to new investors at lower valuations than the Company's recorded value.

In September 2005, the Company became a limited partner in Bay City Capital Fund IV, L.P., a venture capital fund established in July 2004 for the purpose of investing in life sciences companies. The Company has committed to invest up to a maximum of $10.0 million in this fund. Aggregate capital calls through December 31, 2006 were $3.2 million. Because no capital call can exceed 20% of the Company's aggregate capital commitment, the Company anticipates its remaining capital commitment of $6.8 million will be made through a series of future capital calls over the next several years. The Company owned approximately 2.9% of the Bay City Fund IV as of December 31, 2006. The Company's capital commitment will expire in June 2009.

In November 2003, the Company became a limited partner in A. M. Pappas Life Science Ventures III, L.P., a venture capital fund established for the purpose of making investments in equity securities of privately held companies in the life sciences, healthcare and technology industries. The Company has committed to invest up to a maximum of $4.8 million in this fund. Aggregate capital calls through December 31, 2006 were $1.2 million. Because no capital call can exceed 10% of the Company's aggregate capital commitment, the Company anticipates that its remaining capital commitment of $3.6 million will be made through a series of future capital calls over the next several years. The Company owned approximately 4.7% of the Pappas Fund as of December 31, 2006. The Company's capital commitment will expire in May 2009.

In June 2002, the Company purchased approximately 0.7 million units of BioDelivery Sciences International, Inc. Each unit consisted of one share of common stock and one warrant for common stock. The Company's ownership of common stock of BioDelivery Sciences International represented an ownership interest of approximately 4.9% in BioDelivery Sciences International's outstanding common stock as of December 31, 2006. BioDelivery Sciences International is a publicly traded company that is developing and seeking to commercialize a drug delivery technology designed for a potentially broad base of pharmaceuticals, vaccines and over-the-counter drugs.

In April 2003, the Company purchased 2.0 million shares of Chemokine Therapeutics Corp. Series A convertible preferred stock. In December 2004, Chemokine completed an initial public offering of its common stock in Canada. In May 2006, the Company sold its 2.0 million shares of Chemokine Therapeutics Corp. preferred stock for total consideration of $1.5 million and recorded a gain on sale of its investment of $0.8 million in other income, net, in the Company's consolidated statements of operations. In addition, the Company surrendered its license rights to Chemokine's compound CTCE-0214 in exchange for $0.1 million and potential milestone payments up to $2.5 million.

In 2004 and 2005, the Company purchased 15.0 million shares of Accentia Biopharmaceuticals, Inc. Series E convertible preferred stock. Accentia's Series E convertible preferred stock paid a dividend based on a percentage of net sales of certain Accentia products. The Company received dividends in excess of Accentia's earnings in 2004 and 2005 and thus recorded these as a reduction of cost of the investment in Accentia. On October 28, 2005, Accentia completed its initial public offering of 2.4 million shares of common stock for $8.00 per share.

Upon completion of the initial public offering, the Company's 15.0 million shares of Series E convertible preferred stock were converted to 4.3 million shares of common stock. The Company owned approximately 13.5% of the outstanding capital stock of Accentia as of December 31, 2006. Accentia is a specialty biopharmaceutical company focused on the development and commercialization of late-stage clinical products in the areas of respiratory disease and oncology.

7. Other Accrued Expenses

numbers in tables in thousands

Other accrued expenses consisted of the following amounts on the dates set forth below:

	December 31, 2005	December 31, 2006
Accrued salaries, wages, benefits and related costs	$ 73,380	$ **87,441**
Other	45,924	**61,586**
	$ 119,304	$ **149,027**

8. Long-Term Debt, Line of Credit and Lease Obligations

numbers in tables in thousands

LONG-TERM DEBT

Long-term debt consisted of the following amounts on the dates set forth below:

	December 31, 2005	December 31, 2006
Revolving credit facility	$ 17,097	$ **–**
Construction loan facility, effective rate of 5.88%	–	**74,833**
Capital leases at interest rates up to 10.0%	1,645	**326**
Building note	5,560	**–**
	24,302	**75,159**
Less: current maturities	(1,607)	**(75,159)**
	$ 22,695	$ **–**

The Company previously had a note payable related to a laboratory building in Brussels, Belgium. This note was assumed in the acquisition of Medical Research Laboratories International, Inc. in February 2002. In May 2006, the Company paid the $5.9 million unpaid balance and retired the note.

REVOLVING CREDIT FACILITY

In July 2006, the Company renewed its $50.0 million revolving line of credit facility with Bank of America, N.A. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios and restrictions on certain types of transactions. This revolving credit facility does not expressly restrict or limit the payment of dividends. The Company was in compliance with all loan covenants as of December 31, 2006. Outstanding borrowings under the facility bear interest at an annual fluctuating rate equal to the one-month London Interbank Offered Rate, or LIBOR, plus a margin of 0.6%. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. This credit facility is currently scheduled to expire in June 2007, at which time any outstanding balance will be due. As of December 31, 2006, no amounts were outstanding under this credit facility, although the aggregate amount available for borrowing had been reduced by $1.3 million due to outstanding letters of credit issued under this facility. As of February 15, 2007, the Company had borrowed approximately $25.0 million under this facility.

CONSTRUCTION LOAN FACILITY

In February 2006, the Company entered into an $80.0 million construction loan facility with Bank of America, N.A. This construction loan facility is in addition to the $50.0 million revolving credit facility discussed above. Indebtedness under the construction loan facility is unsecured and is subject to the same covenants as the revolving credit facility and additional covenants commonly used in construction loan agreements. In addition, the Company must maintain at least $50.0 million in cash, cash equivalents and short-term investments while the loan is outstanding. The Company was in compliance with all loan covenants as of December 31, 2006.

Borrowings under this credit facility are available to finance the construction of the Company's new corporate headquarters building and related parking facility in Wilmington, North Carolina, and bear interest at an annual fluctuating rate equal to the one-month LIBOR plus a margin of 0.6%. Interest on amounts borrowed under this construction loan facility is payable quarterly. This credit facility has a term of two years and will mature in February 2008, at which time the entire principal balance and all accrued and unpaid interest will be due. However, the Company has classified these borrowings as short-term due to management's intent to pay off the loan in full in 2007. As of December 31, 2006, the Company had borrowed approximately $74.8 million under this credit facility.

LEASE OBLIGATIONS

The Company is obligated under noncancellable operating leases expiring at various dates through 2021 relating to its buildings and certain equipment. Rental expense for all operating leases, net of sublease income of $2.1 million, $1.1 million and $1.5 million, was $30.3 million, $37.5 million and $44.3 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Certain facility leases provide for concessions by the landlords, including payments for leasehold improvements and free rent periods. These concessions have been reflected as deferred rent and other in the accompanying consolidated financial statements. The Company is recording rent expense on a straight-line basis for these leases.

The Company has also assumed capital lease obligations in connection with its acquisition of SurroMed, Inc. in February 2005.

As of December 31, 2006, future minimum payments for all lease obligations for years subsequent were as follows:

	Operating leases	Capital leases
2007	$ 44,213	$ 335
2008	39,718	-
2009	35,089	–
2010	30,576	–
2011	25,452	–
2012 and thereafter	81,119	-
	256,167	335
Less: sublease income	(13,659)	
	$ 242,508	
Less: interest		(9)
		$ 326

In March 2005, the Company entered into a lease for additional space in Austin, Texas for its Phase II through IV operations. The additional space is adjacent to the Company's Phase I clinic. To induce the Company to enter into the lease for additional space, the landlord deposited $5.5 million into an escrow account to be used to reimburse the Company for the rent and other expenses paid by the Company under the lease for the existing facilities after July 1, 2005 and the costs and expenses to sublease those facilities. The Company accounted for the amount to be received from the escrow account as a lease incentive that would be recognized in income over the life of the ten-year term of the lease. In April 2006, the Company and the landlord agreed to settle a dispute relating to this escrow account. Under the terms of the settlement, the Company received $4.3 million in full and final settlement of all claims.

9. Accounting for Derivative Instruments and Hedging Activities

The Company enters into foreign exchange forward and option contracts that are designated and qualify as cash flow hedges under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Company recognizes changes in the fair value of the effective portion of these outstanding forward and option contracts in accumulated other comprehensive income, or OCI. The Company reclassifies these amounts from OCI and recognizes them in earnings when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur.

The Company recognizes changes in the ineffective portion of a derivative instrument in earnings in the current period. The Company measures effectiveness for forward cash flow hedge contracts by comparing the fair value of the forward contract to the change in the forward value of the anticipated transaction. The fair market value of the hedged exposure is presumed to be the market value of the hedge instrument when critical terms match. The Company's hedging portfolio had no ineffectiveness during 2004, 2005 or 2006.

The Company has significant international revenues and expenses, and related receivables and payables, denominated in non-functional currencies in the Company's foreign subsidiaries. As a result, from time to time the Company purchases currency option and forward contracts as cash flow hedges to help manage certain foreign currency exposures that can be identified and quantified. Pursuant to its foreign exchange risk hedging policy, the Company may hedge anticipated and recorded transactions, and the related receivables and payables denominated in non-functional currencies, using forward foreign exchange rate contracts and foreign currency options. The Company's policy is to only use foreign currency derivatives to minimize the variability in the Company's operating results arising from foreign currency exchange rate movements. The Company does not enter into derivative financial instruments for speculative or trading purposes. Hedging contracts are measured at fair value using dealer quotes and mature within twelve months from their inception.

The Company's hedging contracts are intended to protect against the impact of changes in the value of the U.S. dollar against other currencies and their impact on operating results. Accordingly, for forecasted transactions, subsidiaries incurring expenses in foreign currencies seek to hedge U.S. dollar revenue contracts. The Company reclassifies OCI associated with hedges of foreign currency revenue into direct costs upon recognition of the forecasted transaction in the statement of operations. At December 31, 2006, no such hedging contracts were outstanding.

The Company also enters into foreign currency forward contracts to hedge against changes in the fair value of monetary assets and liabilities denominated in a non-functional currency. These derivative instruments are not designated as hedging instruments; therefore, the Company recognizes changes in the fair value of these contracts immediately in other income, net, as an offset to the changes in the fair value of the monetary assets or liabilities being hedged. At December 31, 2006, no such contracts were outstanding.

At December 31, 2005 and 2006, the Company's foreign currency derivative portfolio resulted in the Company recording a loss of $0.8 million and $0, respectively, recorded as a component of other accrued expenses.

10. Stock Plans

numbers in tables in thousands, except years, percentages and per share data

ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 123 (R)

Prior to January 1, 2006, the Company accounted for its stock-based compensation plan in accordance with the intrinsic value provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", or APB No. 25, and provided the required pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, because all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant, the Company recognized no expense related to employee stock options. Because the Company considered the employee stock purchase plan non-compensatory, the Company recognized no expense related to this plan. The Company recognized expense related to the grant of restricted stock in the consolidated statements of operations as required under APB No. 25.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised) using the modified retrospective application method. Accordingly, the Company measures stock-based compensation cost at grant date, based on the fair value of the award, and recognizes it as expense over the employee's requisite service period. In accordance with the modified retrospective application method, the Company has adjusted its financial statements for all periods prior to January 1, 2006 to give effect to the fair-value based method of accounting for all awards granted in fiscal years beginning after December 15, 1994. Amounts previously disclosed as pro forma adjustments have been reflected in earnings for all prior periods.

The following table details the impact of retrospective application of SFAS No. 123 (revised) on previously reported amounts:

	Year Ended December 31, 2004		*Year Ended December 31, 2005*	
	As previously reported	Restated	As previously reported	Restated
Statement of Operations Items:				
Total direct costs	$ 449,246	$ 452,753	$ 543,292	$ 550,503
Selling, general and administrative expenses	195,670	203,218	240,700	251,095
Income from operations	148,015	136,759	194,622	176,696
Income before provision for income taxes	149,845	138,589	197,729	179,803
Net income	98,888	91,684	131,483	119,897
Net income per common share:				
Basic	$ 0.88	$ 0.81	$ 1.15	$ 1.05
Diluted	$ 0.87	$ 0.81	$ 1.13	$ 1.03
Statement of Cash Flows Items:				
Net cash provided by operating activities	179,274	177,945	190,899	182,108
Net cash provided by (used in) financing activities	10,962	12,291	(16,160)	(7,369)
Equity Statement Items:				
Beginning paid-in capital	$ 278,057	$ 315,787		
Beginning retained earnings	226,381	195,520		
Beginning total shareholders' equity	512,521	519,390		
Stock compensation expense	-	11,256	981	18,907
Income tax benefit from exercise of options and disqualified dispositions of stock, net	3,055	612	13,760	7,394
Ending paid-in capital	293,200	339,743		
Ending retained earnings	325,269	287,204		
Ending total shareholders' equity	635,310	643,788		

	At December 31, 2005	
	As previously reported	Restated
Balance Sheet Items:		
Long-term deferred tax assets	$ 11,628	$ 20,080
Total assets	1,151,148	1,159,600
Paid-in capital	340,451	395,452
Retained earnings	396,068	346,417
Deferred compensation	(3,102)	–
Total shareholders' equity	742,224	750,676

EQUITY COMPENSATION PLAN

The Company has an equity compensation plan (the "Plan") under which the Company may grant stock options, restricted stock and other types of stock-based awards to its employees and directors. Total shares authorized for grant under this plan are 21.3 million. The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant and the maximum exercise term of each option granted does not exceed ten years. Options are granted upon approval of the Compensation Committee of the Board of Directors and vest over various periods, as determined by the Compensation Committee at the date of the grant. The majority of the Company's options vest ratably over a period of three or four years. The options expire on the earlier of ten years from the date of grant or within specified time limits following termination of employment, retirement or death. Shares are issued from the Company's authorized but unissued stock. The Company does not pay dividends on unexercised options. As of December 31, 2006, there were 6.2 million shares of common stock remaining available for grant under the Plan.

For the years ended December 31, 2004, 2005 and 2006, stock-based compensation cost totaled $9.4 million, $14.7 million and $17.3 million, respectively. The associated future income tax benefit recognized was $3.4 million, $5.2 million and $6.5 million for the years ended December 31, 2004, 2005 and 2006, respectively.

For the years ended December 31, 2004, 2005 and 2006, the amount of cash received from the exercise of stock options was $6.9 million, $23.0 million and $21.1 million, respectively. In connection with these exercises, the actual excess tax benefit realized for the tax deductions by the Company for the years ended December 31, 2004, 2005 and 2006 were $1.3 million, $8.6 million and $5.3 million, respectively.

A summary of the option activity under the Plan at December 31, 2004, 2005 and 2006, and changes during the years, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 1, 2004	5,006	$ 10.66		
Granted	4,646	20.00		
Exercised	(752)	9.20		
Forfeited	(208)	13.69		
Outstanding at December 31, 2004	8,692	$ 15.70		
Exercisable at December 31, 2004	3,240	$ 9.88		
Outstanding at January 1, 2005	8,692	$ 15.70		
Granted	456	25.41		
Exercised	(2,246)	10.24		
Forfeited	(418)	19.24		
Outstanding at December 31, 2005	6,484	$ 18.05		
Exercisable at December 31, 2005	2,738	$ 14.82		
Outstanding at January 1, 2006	**6,484**	**$ 18.05**		
Granted	**1,780**	**34.31**		
Exercised	**(1,328)**	**15.90**		
Forfeited	**(430)**	**25.27**		
Expired	**(20)**	**18.08**		
Outstanding at December 31, 2006	**6,486**	**$ 22.46**	**7.6 years**	**$ 145,686**
Exercisable at December 31, 2006	**2,858**	**$ 16.79**	**6.5 years**	**$ 47,983**
Vested or expected to vest at December 31, 2006	**5,914**	**$ 22.16**	**7.6 years**	**$ 62,461**

The following table summarizes information about the Plan's stock options at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/06	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/06	Weighted Average Exercise Price
$ 1.95 - $ 15.00	**881**	**4.3 years**	**$ 10.24**	**881**	**$ 10.24**
$ 15.01 - $ 21.00	**976**	**6.9 years**	**$ 15.73**	**712**	**$ 15.55**
$ 21.01 - $ 22.00	**2,618**	**7.9 years**	**$ 21.20**	**1,091**	**$ 21.19**
$ 22.01 - $ 33.00	**658**	**9.1 years**	**$ 28.65**	**142**	**$ 25.61**
$ 33.01 - $ 39.51	**1,353**	**9.2 years**	**$ 34.72**	**32**	**$ 35.38**
	6,486	**7.6 years**	**$ 22.46**	**2,858**	**$ 16.79**

All options granted during the years ended December 31, 2004, 2005 and 2006 were granted with an exercise price equal to the fair value of the Company's common stock on the grant date. The fair value of the Company's common stock on the grant date is equal to the Nasdaq closing price of the Company's stock on the date of grant, except for shares granted under the U.K. Subplan where the fair value of the Company's common stock on the grant date is equal to the average of the high and low price of the Company's common stock on the date of grant as reported by Nasdaq. The weighted-average grant date fair value per share of options granted during the years ended December 31, 2004, 2005 and 2006 was $10.06, $12.11 and $15.36, respectively. The aggregate fair value of options granted during the years ended December 31, 2004, 2005 and 2006 was $46.8 million, $5.4 million and $27.3 million, respectively. The total intrinsic value (which is the amount by which the market value of the Company's common stock exceeded the exercise price of the options on the date of exercise) of options exercised during the years ended December 31, 2004, 2005 and 2006 was $6.5 million, $35.1 million and $24.4 million, respectively.

A summary of the status of unvested options as of December 31, 2006, and changes during the year then ended, is presented below:

Unvested options	Shares	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2006	**3,744**	**$ 10.09**
Granted	**1,780**	**15.36**
Vested	**(1,466)**	**9.57**
Forfeited	**(430)**	**12.21**
Unvested at December 31, 2006	**3,628**	**$ 12.64**

As of December 31, 2006, the total unrecognized compensation cost related to unvested stock options was approximately $28.8 million. The Company expects to recognize this cost over a weighted-average period of 1.9 years in accordance with the vesting periods of the options. The total fair value of shares vested during the years ended December 31, 2004, 2005 and 2006 was $7.4 million, $16.4 million and $14.5 million, respectively.

The Company estimates fair value of each option award on the grant date using the Black-Scholes option-pricing model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2004, 2005 and 2006.

	2004	2005	**2006**
Expected term (years)	5.00	5.00	**4.50**
Dividend yield (%)	0.00	0.32	**0.28-0.34**
Risk-free interest rate (%)	3.63	4.35	**4.36-5.11**
Expected volatility (%)	53.99	50.31	**39.69-51.39**

The expected term represents an estimate of the period of time options are expected to remain outstanding and is based on historical exercise and termination data. The dividend yield is based on the most recent dividend payment over the market price of the stock at the beginning of the period. The risk-free interest rate is based on the rate at the date of grant for a zero-coupon U. S. Treasury bond with a term that approximates the expected term of the option. Expected volatilities are based on the historical volatility of the Company's stock price over the expected term of the options.

RESTRICTED STOCK

The Company awards shares of restricted stock to members of the senior management team and the Company's non-employee directors. The shares awarded to members of the senior management team are subject to a three-year linear vesting schedule with one-third of the grant vesting on each of the first, second and third anniversaries of the grant date. The Company determines compensation cost based on the market value of shares on the date of grant, and records compensation expense on these shares on a straight-line basis over the three-year vesting period. The restricted stock shares granted to the Company's non-employee directors vest over a three-year period, with ninety percent of the shares vesting on the first anniversary of the grant and five percent vesting on each of the second and third anniversary dates. The Company records compensation expense on these shares according to this vesting schedule.

During the years ended December 31, 2005 and 2006, the Company awarded 162,280 and 16,512 shares of restricted stock, respectively, with a fair value of $4.1 million and $0.5 million, respectively. The Company did not grant any shares of restricted stock in 2004. The weighted average grant date fair value of each share was $25.16 and $31.47 for the years ended December 31, 2005 and 2006, respectively. Total compensation expense recorded during the years ended December 31, 2005 and 2006 for restricted stock shares granted was $1.0 million and $1.6 million, respectively. The associated future income tax benefit recognized was $0.4 million and $0.6 million for the years ended December 31, 2005 and 2006, respectively. As of December 31, 2006, the total unrecognized compensation cost related to 80,374 shares of unvested restricted stock was approximately $1.1 million. The Company expects to recognize this cost over a weighted-average period of 1.4 years in accordance with the vesting periods of the restricted stock. The total fair value of restricted stock shares vested during the year ended December 31, 2006 was $1.7 million.

In May 2006, shares of restricted stock held by two members of the senior management team vested. These employees elected to surrender to the Company a portion of their vested shares to pay the income taxes due as a result of the vesting. As a result, 10,855 shares were forfeited to satisfy tax obligations. In connection with this vesting, the tax benefit realized by the Company for the year ended December 31, 2006 was $0.4 million. In addition, the Company's president resigned effective December 31, 2006 and the Company canceled 30,000 shares of unvested deferred restricted stock units that had previously been granted to him.

EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors and shareholders have reserved 4.5 million shares of the Company's common stock for issuance under the Employee Stock Purchase Plan (the "ESPP"). The ESPP has two six-month offering periods (each an "Offering Period") each year, beginning January 1 and July 1, respectively. Eligible employees can elect to make payroll deductions from 1% to 15% of their base pay during each payroll period of an Offering Period. Special limitations apply to eligible employees who own 5% or more of the outstanding common stock of the Company. In addition, in accordance with the ESPP and beginning with the first six-month Offering Period in 2006, the Board of Directors set a limit on the total payroll deductions for each year of $8.0 million. None of the contributions made by eligible employees to purchase the Company's common stock under the ESPP are tax-deductible to the employees. During 2005, the purchase price was 85%, and beginning January 1, 2006 it became 90%, of the lesser of (a) the reported closing price of the Company's common stock for the first day of the Offering Period or (b) the reported closing price of the common stock for the last day of the Offering Period. As of December 31, 2006, there were 2.3 million shares of common stock available for purchase by ESPP participants, after giving effect to shares purchased for the second Offering Period of 2006 that were issued in January 2007.

Employees eligible to participate in the ESPP include employees of the Company and most of its operating subsidiaries, except those employees who customarily work less than 20 hours per week or five months in a year. Because the eligible employee determines both participation in and contributions to the ESPP, it is not possible to determine the benefits and amounts that would be received by an eligible participant or group of participants in the future.

The fair value of each ESPP share is estimated using the Black-Scholes option-pricing model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2004, 2005 and 2006.

	2004	2005	**2006**
Expected term (years)	0.50	0.50	**0.50**
Dividend yield (%)	0.00	0.32	**0.28-0.32**
Risk-free interest rate (%)	3.63	4.35	**4.37-5.24**
Expected volatility (%)	53.99	50.31	**30.56-40.38**

The compensation costs for the ESPP, as determined based on the fair value of the discount and option feature of the underlying ESPP grant, consistent with the method of SFAS No. 123, were $1.9 million, $3.3 million and $1.7 million for years ended December 31, 2004, 2005 and 2006, respectively. The income tax benefit recognized was $0.7 million, $1.2 million and $0.2 million for the years ended December 31, 2004, 2005 and 2006, respectively. The weighted average grant date fair value per share during the years ended December 31, 2004, 2005 and 2006 was $4.15, $8.37 and $6.12 respectively. As of December 31, 2006, there was no unrecognized compensation cost related to ESPP shares.

For the years ended December 31, 2004, 2005 and 2006, the value of stock issued for ESPP purchases was $5.2 million, $6.6 million and $7.2 million, respectively. In connection with disqualifying dispositions, the tax benefits realized by the Company for the years ended December 31, 2004, 2005 and 2006 were $0.1 million, $0.2 million and $0.1 million, respectively.

During the years ended December 31, 2004, 2005 and 2006, employees contributed $5.7 million, $7.3 million and $7.8 million, respectively, to the ESPP for the purchase of 458,000, 391,000 and 274,000 shares, respectively. The aggregate fair value of shares purchased during the years ended December 31, 2004, 2005 and 2006 was $6.7 million, $8.6 million and $9.1 million, respectively. Contributions for the second Offering Period of 2006 were not converted to issued shares until January 2007.

11. Income Taxes

numbers in tables in thousands

The components of income before provision for income taxes were as follows:

	Year Ended December 31,		
	2004	2005	**2006**
Domestic	$ 115,180	$ 136,444	**$ 181,959**
Foreign	23,409	43,359	**53,546**
Income from continuing operations	$ 138,589	$ 179,803	**$ 235,505**

The components of the provision for income taxes were as follows:

	Year Ended December 31,		
	2004	2005	**2006**
State income taxes:			
Current	$ 4,488	$ 8,357	**$ 2,094**
Deferred	2,347	(867)	**941**
Federal income taxes:			
Current	25,078	40,387	**50,249**
Deferred	11,201	(72)	**8,598**
Foreign income taxes:			
Current	4,365	11,165	**15,304**
Deferred	(574)	936	**1,667**
Provision for income taxes	$ 46,905	$ 59,906	**$ 78,853**

Taxes computed at the statutory U.S. federal income tax rate of 35% are reconciled to the provision for income taxes as follows:

	Year Ended December 31,		
	2004	2005	**2006**
Effective tax rate	33.8%	33.3%	33.5%
Statutory rate of 35%	$ 48,506	$ 62,931	**$ 82,427**
State taxes, net of federal benefit	3,778	4,177	**5,294**
Nontaxable income net of nondeductible expenses	(2,214)	(3,033)	**(4,667)**
Change in valuation allowance	(4,028)	(1,677)	**(941)**
Impact of international operations	(989)	(932)	**(679)**
Other	1,852	(1,560)	**(2,581)**
Provision for income taxes	$ 46,905	$ 59,906	**$ 78,853**

Components of the current deferred tax assets were as follows:

	December 31,	
	2005	**2006**
Future benefit of net operating losses	$ 521	**$ 435**
Reserve for doubtful accounts	2,269	**3,169**
Accrued expenses	8,669	**10,328**
Unearned income	2,734	**1,753**
Tax credits	506	**364**
Valuation allowance	(3,264)	**(2,930)**
Total current deferred tax asset	$ 11,435	**$ 13,119**

The current deferred tax liabilities of $0.1 million at both December 31, 2005 and 2006 relates to various expenses deducted for tax purposes, not book purposes.

Components of the long-term deferred tax assets were as follows:

	December 31, 2005	December 31, 2006
Other depreciation and amortization	$ (15,077)	$ **(22,616)**
Patent depreciation	16,135	**11,606**
Deferred rent	6,635	**7,091**
Stock options	8,452	**10,767**
Deferred compensation	1,266	**1,780**
Investment basis differences	(1,064)	**(1,121)**
Valuation allowance	(3,319)	**(2,650)**
Future benefit of net operating losses	5,709	**5,116**
Other	1,343	**1,395**
Total long-term deferred tax asset	$ 20,080	$ **11,368**

Components of the long-term deferred tax liabilities were as follows:

	December 31, 2005	December 31, 2006
Other depreciation and amortization	$ 5,300	$ **8,810**
Stock options	–	**(570)**
Pension and other	(3,105)	**(3,993)**
Total long-term deferred tax liability	$ 2,195	$ **4,247**

The Company has recorded a deferred tax asset for foreign and state net operating losses and credits that are subject to either five-year, 15-year, 20-year or indefinite carryforward periods. Management has recorded a valuation allowance of $3.9 million against the net operating loss assets and $1.0 million against the tax credit assets for amounts that it does not believe are more likely than not to be utilized.

The Company also recorded a deferred tax asset related to U.S. net operating losses received in an acquisition in 2003. Although the net operating losses are subject to annual limitation under IRC Section 382, management expects all losses to be utilized during the 20-year carryforward period that is available.

The Company has also established a deferred tax asset for federal and state tax related to unrealized investment losses and state tax on realized capital losses. Management has recorded a valuation allowance of $0.7 million for the state tax benefit that it does not believe is more likely than not to be realized. The federal valuation allowance for unrealized and realized investment losses has been fully released.

In 2006, the total valuation allowance decreased by $1.0 million primarily due to the closing of a state audit. The total valuation allowance decreased by $1.7 million in 2005. This decrease was primarily attributable to a $6.9 million decrease in the valuation allowance for investment losses resulting from increases in the market value of these investments and management's determination that the benefits of past investment losses were more likely than not to be realized. This decrease was offset by an increase in the valuation allowances related to foreign and state loss carryforwards.

As of December 31, 2006, the Company had liabilities of $9.1 million for certain unsettled matters in connection with tax positions taken on the Company's tax returns, including interpretations of applicable income tax laws and regulations. The Company establishes a reserve when, despite management's belief that the Company's tax returns reflect the proper treatment of all matters, the treatment of certain tax matters is likely to be challenged. Significant judgment is required to evaluate and adjust the reserves in light of changing facts and circumstances. Further, a number of years may lapse before a particular matter for which the Company has established a reserve is audited and finally resolved. While it is difficult to predict the final outcome or the timing of resolution of any particular tax matter, management believes that the reserves of $9.1 million reflect the probable outcome of known tax contingencies. The Company believes it is unlikely that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations.

The Company records current and deferred income tax expense related to its foreign operations to the extent those earnings are taxable. Historically, the Company has made no provision for the additional taxes that would result from the distribution of earnings of foreign subsidiaries because the Company expected to invest them permanently. The American Jobs Creation Act of 2004 provided for a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer completed by the end of 2005. As a result of this one-time provision, the Company repatriated $48.0 million of earnings in the form of dividends from its foreign affiliates in 2005 and recorded tax expense, net of foreign tax credits, of $1.7 million.

The Company considers that the remainder of its foreign earnings will remain permanently invested overseas. The cumulative amount of undistributed earnings for which no U.S. tax liability has been recorded was $37.0 million and $73.3 million for December 31, 2005 and 2006, respectively.

12. Employee Savings and Pension Plans

numbers in tables in thousands, except percentages

SAVINGS PLAN

The Company provides a 401(k) Retirement Savings Plan to its U.S. employees. The Company matches 50% of an employee's savings up to 6% of pay and these contributions vest ratably over a four-year period. Company matching contributions, net of forfeitures, for all employees for the years ended December 31, 2004, 2005 and 2006 were $4.8 million, $5.4 million and $6.6 million, respectively.

NON-QUALIFIED DEFERRED COMPENSATION PLAN

The Company maintains non-qualified, unfunded deferred compensation plans that permit certain highly paid executive employees who are employed in the United States and members of the Board of Directors to defer current income for future financial and retirement needs. An eligible employee participant may defer up to 25% of their base salary and/or a portion of their annual bonus on a pre-tax basis. Board of Directors participants may defer up to 100% of their annual retainer and meeting fees on a pre-tax basis. Participants also have the opportunity to defer receipt of restricted stock. There are no Company contributions to these plans, and other than accruals for interest or dividend equivalents, all amounts credited to these plans are derived from elective deferrals of compensation otherwise payable to participants.

Cash amounts deferred each quarter will accrue interest based upon the three-month London Interbank Offered Rate, or LIBOR, plus 1.5%. Shares of restricted stock that are deferred are held as restricted stock units, payable as shares of common stock if and when the units become distributable. The restricted stock units remain subject to the same vesting conditions as applicable to the shares of restricted stock. In addition, restricted stock units provide for cash dividend equivalents that are payable as cash at the time the units become vested or when the units become distributable, depending on the participant's election.

The plans offer a number of account distribution options providing flexibility for financial and retirement planning. Employee participants elect with each set of annual deferrals to have the deferrals payable either (i) on a specified date that is at least two years after the deferral election is made but not more than 10 years after termination of employment or (ii) upon termination of employment. The amount deferred will be payable either in a lump sum or installments over a period of five, 10 or 15 years as elected by the participant at the time of deferral. However, these payment elections only become effective if the employee participant retires after age 55 with 10 years of service. Otherwise, the deferrals are payable in a lump sum following termination of employment. Board of Director participants may elect with each set of annual deferrals to have the deferrals payable either (x) on a specified date that is at least two years after the deferral election is made but not more than 10 years after termination of services as a director or (y) the earlier of any such date and the date of termination of services as a director. Board of Director participants may choose to have deferrals payable either in a lump sum or installments over a period of five years.

These payment elections can be made separately with respect to cash and restricted stock deferrals. There is a limited ability to subsequently change the payment elections, provided the election is made at least 12 months before the scheduled payment date and defers commencement of the payment by at least five years. Other special payment rules apply in case of death or disability and with respect to certain "key employees" (whose payments must be delayed by at least six months following termination of employment). Additionally, the Board of Directors may elect to pay out participants in the event of a "Change of Control". As of December 31, 2005 and 2006, 141,388 and 127,900 shares of restricted stock granted to members of management and the Board of Directors were deferred under this plan and had not been issued.

At December 31, 2005 and 2006, the Company recorded a deferred compensation liability under this plan of $1.5 million and $1.9 million, respectively, in the consolidated balance sheets as a component of other accrued expenses.

PENSION PLANS

During 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132 (R)", or SFAS No. 158. SFAS No. 158 requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income effective for fiscal years ending after December 15, 2006. SFAS No. 158 did not change net income or comprehensive income for the fiscal year ending December 31, 2006. Rather, it requires a one-time adjustment to accumulated other comprehensive income. The Company recorded a one-time adjustment of $3.3 million, net of tax of $1.4 million, during 2006. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The Company currently uses a measurement date of November 30 and will be required to change the measurement date to December 31 for the year ended December 31, 2008.

The Company determined pension costs under the provisions of SFAS No. 87, "Employers' Accounting for Pensions" and related disclosures are determined under the provisions of SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and other Postretirement Benefits" as modified by SFAS No. 158.

The Company has a separate contributory defined benefit plan for its qualifying U.K. employees employed by the Company's U.K. subsidiaries. This pension plan was closed to new participants as of December 31, 2002. The benefits for the U.K. Plan are based primarily on years of service and average pay at retirement. Plan assets consist principally of investments managed in a mixed fund.

Following closure of the above plan to new participants, the Company set up a new defined contribution plan for qualifying U.K. employees employed by the Company's U.K. subsidiaries. The employees can contribute between 3% and 6% of their annual compensation and the Company matches those contributions with 5% to 8% of the employees' annual compensation. Company contributions for the years ended December 31, 2005 and 2006 were $0.3 million and $0.6 million, respectively.

Pension costs and other amounts recognized in other comprehensive income for the U.K. Plan included the following components:

	Year Ended December 31,		
	2004	2005	**2006**
Net periodic pension cost:			
Service cost benefits earned during the year	$ 1,307	$ 1,106	**$ 1,895**
Interest cost on projected benefit obligation	1,838	1,910	**2,367**
Expected return on plan assets	(1,537)	(1,593)	**(2,170)**
Amortization of actuarial gains and losses	643	561	**779**
Net periodic pension cost	2,251	1,984	**2,871**
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Net gain (loss)	667	2,252	**(4,057)**
Total recognized in net periodic pension cost and other comprehensive income	$ 2,918	$ 4,236	**$ (1,186)**

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is $0.5 million.

Weighted average assumptions used to determine net periodic pension cost for years ending December 31 were as follows:

	2004	2005	**2006**
Discount rate	6.1%	6.0%	**5.0%**
Rate of compensation increase	4.4%	4.5%	**4.5%**
Long-term rate of return on plan assets	7.1%	6.7%	**6.3%**

To develop the expected long-term rate of return on assets assumption, the Company considered future expectations for yields on investments weighted in accordance with the asset allocation of the pension plan's invested funds.

The change in benefit obligation, change in plan assets, funded status and amounts recognized for the defined benefit plan were as follows:

	Year Ended December 31,	
	2005	**2006**
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 35,739	**$ 41,807**
Service cost	1,106	**1,895**
Interest cost	1,910	**2,367**
Plan participants' contributions	635	**779**
Net actuarial loss (gain)	6,518	**(20)**
Benefits paid	(411)	**(809)**
Foreign currency translation adjustment	(3,690)	**5,773**
Projected benefit obligation at end of year	$ 41,807	**$ 51,792**
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 25,363	**$ 29,308**
Actual return on plan assets	4,804	**4,468**
Employer contributions	1,536	**3,151**
Plan participants' contributions	635	**779**
Benefits paid	(411)	**(809)**
Foreign currency translation adjustment	(2,619)	**4,047**
Fair value of plan assets at end of year	$ 29,308	**$ 40,944**
Funded status:		
Funded status	$ (12,225)	**$ (10,768)**
Unrecognized net actuarial loss	14,415	**–**
Minimum pension liability adjustment	(11,151)	**–**
Net amount recognized	$ (8,961)	**$ (10,768)**

Amounts recognized in statement of financial position were as follows:

	Year Ended December 31,	
	2005	**2006**
Prepaid pension costs	$ 2,190	**$ –**
Accrued pension liability	(11,151)	**(10,768)**
Net amount recognized	$ (8,961)	**$ (10,768)**

All amounts recognized in accumulated other comprehensive income are related to accumulated gains.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets were as follows:

	Year Ended December 31,	
	2005	**2006**
Projected benefit obligation	$ 41,807	**$ 51,792**
Accumulated benefit obligation	$ 38,543	**$ 47,116**
Fair value of plan assets	$ 29,308	**$ 40,944**

Weighted average assumptions used to determine benefit obligations at end of plan year were as follows:

	Year Ended December 31,	
	2005	**2006**
Discount rate	5.0%	**5.0%**
Rate of compensation increase	4.5%	**4.5%**

PLAN ASSETS

The Company's pension plan weighted-average allocations by asset category are as follows:

	November 30,	
	2005	**2006**
Asset Category		
Equity securities	82.0%	**82.8%**
Debt securities	17.0%	**16.7%**
Cash and net current assets	1.0%	**0.5%**
Total	100.0%	**100.0%**

An independent third party manages the plan assets and tracks the return on a benchmark portfolio matching the above strategic asset allocation. Based on advice from the Company's financial advisors, the trustees have determined the above mix of asset types in order to meet the investment objectives of the pension plan.

The Company expects to contribute $2.5 million to fund its pension plan during 2007. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Expected benefit payments for fiscal year ending:

2007	$	617
2008		644
2009		674
2010		703
2011		734
Next 5 years		4,190

13. Commitments and Contingencies

The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services, and ownership of property. These policies provide coverage for a variety of potential losses, including loss or damage to property, bodily injury, general commercial liability, professional errors and omissions and medical malpractice. The Company's retentions and deductibles associated with these insurance policies range from $0.25 million to $2.5 million.

The Company is self-insured for health insurance for the majority of its employees located within the United States, but maintains stop-loss insurance on a "claims made" basis for expenses in excess of $0.25 million per member per year. As of December 31, 2005 and 2006, the Company maintained a reserve of approximately $5.0 million and $7.4 million, respectively, included in other accrued expenses on the consolidated balance sheets, to cover open claims and estimated claims incurred but not reported.

In September 2005, the Company became a limited partner in Bay City Capital Fund IV, L. P., a venture capital fund. The Company has committed to invest up to a maximum of $10.0 million in this fund. Aggregate capital calls through December 31, 2006 totaled $3.2 million. Because no capital call can exceed 20% of the Company's aggregate capital commitment, the Company anticipates its remaining capital commitment of $6.8 million will be made through a series of future capital calls over the next several years. The Company's capital commitment will expire in June 2009. For further details, see Note 6.

In November 2003, the Company became a limited partner in A. M. Pappas Life Science Ventures III, L.P., a venture capital fund. The Company has committed to invest up to a maximum of $4.8 million in this fund. Aggregate capital calls through December 31, 2006 totaled $1.2 million. Because no capital call can exceed 10% of the Company's aggregate capital commitment, the Company anticipates its remaining capital commitment of $3.6 million will be made through a series of future capital calls over the next several years. The Company's capital commitment will expire in May 2009. For further details, see Note 6.

The Company has been involved in compound development and commercialization collaborations since 1997. The Company developed a risk-sharing research and development model to help pharmaceutical and biotechnology clients develop compounds. Through collaborative arrangements based on this model, the Company assists its clients by sharing the risks and potential rewards associated with the development and commercialization of drugs at various stages of development. The Company currently has four such arrangements that involve the potential future receipt of one or more of the following: payments upon the achievement of specified development and regulatory milestones; royalty payments if the compound is approved for sale; sales-based milestone payments; and a share of net sales up to a specified dollar limit. The compounds that are the subject of these collaborations are still in development and have not been approved for sale in any country.

The Company's collaboration with ALZA Corporation, a subsidiary of Johnson & Johnson, for dapoxetine requires the Company to pay a royalty to Eli Lilly & Company of 5% on annual net sales of the compound in excess of $800 million. ALZA received a "not approvable" letter from the FDA in October 2005, but has continued the global development program and has indicated that it may file for approval in Europe as early as late 2007. As a result of the risks associated with drug development, including obtaining regulatory approval to sell in any country, the receipt of any further milestone payments, royalties or other payments is uncertain.

Under most of the agreements for Development services, the Company agrees to indemnify and defend the sponsor against third-party claims based on the Company's negligence or willful misconduct. Any successful claims could have a material adverse effect on the Company's financial condition, results of operations and future prospects.

In the normal course of business, the Company is a party to various claims and legal proceedings, including claims for alleged breaches of contract. In one proceeding currently pending against the Company, a former client is claiming the Company breached its contract and committed tortious acts in conducting a clinical trial. That former client is claiming that it does not owe the Company the remaining amounts due under the contract and is seeking other damages from the Company's alleged breach of contract and tortious acts. The Company records a reserve for pending and threatened litigation matters when an adverse outcome is probable and the amount of the potential liability is reasonably estimable. Although the ultimate outcome of these matters is currently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial condition, results of operations or cash flows.

14. Related Party Transactions

The Company leases its Highland Heights, Kentucky, building under an operating lease with a former employee and less than one percent shareholder of the Company. Rent paid to this shareholder for the years ended December 31, 2004, 2005 and 2006 totaled $0.7 million, $0.8 million and $0.8 million, respectively. This lease was renewed on January 1, 2005 and will expire on December 31, 2014. Future rent under this lease is included in the future minimum payments for all lease obligations included in Note 8.

The Company provided services to three companies in which three members of the Company's Board of Directors hold board positions. The Company provided services to these three companies in 2004, 2005 and 2006. Revenue received from these three companies for the years ended December 31, 2004, 2005 and 2006 were $6.9 million, $4.4 million and $5.9 million, respectively. As of December 31, 2005 and 2006, these three companies owed the Company $0.7 million and $1.1 million, respectively, for services rendered by the Company.

15. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The carrying amount approximates fair value because of the short maturity of these items.

LONG-TERM DEBT

The Company believes the carrying value approximates the fair value on December 31, 2005 and 2006.

INVESTMENTS

The Company's investments in BioDelivery Sciences International and Accentia Biopharmaceuticals are recorded at $2.4 million and $14.9 million at December 31, 2006, respectively. BioDelivery Sciences International and Accentia Biopharmaceuticals are publicly traded companies. The Company records a gain or loss related to these investments at the end of each quarter based on the closing price of these investments at the end of each period. The Company records unrealized gains or losses in accumulated other comprehensive income until they are realized or an other-than temporary decline has occurred. For further information on investments, see Note 6.

The Company's remaining investments, for which no public market exists, are accounted for using the cost method of accounting as the Company does not exert significant influence on the operations of these companies.

The Company monitors these investments for other-than-temporary declines in value. The Company believes the carrying value approximates fair value as of December 31, 2005 and 2006. Of these investments, the Company recorded an impairment to one of its cost basis investments as of December 31, 2005. For further details, see *Note 6*.

DERIVATIVE INSTRUMENTS

The Company's derivative financial instruments are recorded at a fair value. As of December 31, 2005 and 2006, the Company's derivative portfolio had an unfavorable position of $0.8 million and $0, respectively, recorded as a component of other accrued expenses.

LETTERS OF CREDIT

From time to time, the Company causes letters of credit to be issued to provide credit support for guarantees, contractual commitments and insurance policies. The fair values of the letters of credit reflect the amount of the underlying obligation and are subject to fees competitively determined in the marketplace. As of December 31, 2006, the Company had four letters of credit outstanding for a total of $1.3 million.

16. Business Segment Data

numbers in tables in thousands

The Company has two reportable segments: Development and Discovery Sciences. In the Development segment, the Company provides a broad range of development services, which include preclinical programs and Phase I to IV clinical development services as well as bioanalytical product testing and clinical laboratory services. In addition, for marketed drugs, biologics and devices, the Company offers support such as product launch services, medical information, patient compliance programs, patient and disease registry programs, product safety and pharmacovigilance, Phase IV monitored studies and prescription-to-over-the-counter programs. The Discovery Sciences segment provides services that include preclinical evaluations of anticancer and diabetes therapies, biomarker discovery and patient sample analyses, and compound development and commercialization collaborations.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates its segment performance and allocates resources based on service revenue, gross profit and income (loss) from operations.

Revenues by principal business segment are separately stated in the consolidated financial statements. Income (loss) from operations, *depreciation and amortization, identifiable assets* and capital expenditures by principal business segment were as follows:

	Year Ended December 31,		
	2004	2005	**2006**
Income (loss) from operations:			
Development	$ 150,244	$ 170,966	**$ 210,581**
Discovery Sciences	(13,485)	5,730	**9,396**
Total	$ 136,759	$ 176,696	**$ 219,977**
Depreciation and amortization:			
Development	$ 28,276	$ 35,992	**$ 44,194**
Discovery Sciences	1,578	4,258	**3,544**
Total	$ 29,854	$ 40,250	**$ 47,738**
Identifiable assets:			
Development	$ 887,486	$ 1,061,038	**$ 1,394,850**
Discovery Sciences	96,195	98,562	**86,715**
Total	$ 983,681	$ 1,159,600	**$ 1,481,565**
Capital expenditures:			
Development	$ 48,315	$ 109,185	**$ 147,530**
Discovery Sciences	268	711	**516**
Total	$ 48,583	$ 109,896	**$ 148,046**

17. Operations by Geographic Area

numbers in tables in thousands

Geographic information for net revenue and income from operations by country is determined by the location where the services are provided for the client. Geographic information for identifiable assets by country is determined by the physical location of the assets.

The following table presents information about the Company's operations by geographic area:

	Year Ended December 31,		
	2004	2005	**2006**
Net revenue:			
United States	$ 609,248	$ 734,492	**$ 845,141**
United Kingdom	64,396	97,012	**113,880**
Other [(a)]	167,612	205,586	**288,661**
Total	$ 841,256	$ 1,037,090	**$ 1,247,682**
Income from operations:			
United States	$ 96,091	$ 113,518	**$ 142,960**
United Kingdom	9,190	15,023	**15,748**
Other [(a)]	31,478	48,155	**61,269**
Total	$ 136,759	$ 176,696	**$ 219,977**
Identifiable assets:			
United States	$ 761,613	$ 966,482	**$ 1,206,406**
United Kingdom	124,311	100,767	**146,666**
Other [(a)]	97,757	92,351	**128,493**
Total	$ 983,681	$ 1,159,600	**$ 1,481,565**

(a) Principally consists of operations in 40 countries, 16 of which are located in Europe, none of which comprises more than 10% of net revenue, income from operations or identifiable assets.

18. Quarterly Financial Data (unaudited)

numbers in tables in thousands, except per share data

2005	First	Second	Third	Fourth	Total
Net revenue	$ 244,054	$ 245,142	$ 273,280	$ 274,614	$ 1,037,090
Income from operations	43,714	29,108	56,695	47,179	176,696
Net income	32,881	20,799	35,760	30,457	119,897
Net income per common share:					
Basic	$ 0.29	$ 0.18	$ 0.31	$ 0.26	$ 1.05
Diluted	$ 0.29	$ 0.18	$ 0.31	$ 0.26	$ 1.03

2006					
Net revenue	**$ 299,369**	**$ 308,953**	**$ 313,148**	**$ 326,212**	**$ 1,247,682**
Income from operations	**60,928**	**49,029**	**51,999**	**58,021**	**219,977**
Net income	**41,846**	**36,414**	**36,813**	**41,579**	**156,652**
Net income per common share:					
Basic	**$ 0.36**	**$ 0.31**	**$ 0.31**	**$ 0.35**	**$ 1.34**
Diluted	**$ 0.35**	**$ 0.31**	**$ 0.31**	**$ 0.35**	**$ 1.32**

19. Subsequent Event

On February 23, 2007, the Company exercised an option to license a statin compound from Ranbaxy Laboratories Ltd. ("Ranbaxy") which the Company intends to develop as a treatment for dyslipidemia. The option was exercised pursuant to an agreement entered into effective as of December 15, 2006. Upon exercise to the option the Company paid a one-time license fee of $250,000. Under the agreement, the Company has an exclusive license to make, use, sell, import and sublicense the compound and any licensed product anywhere in the world for any human use. Ranbaxy retained a non-exclusive right to co-market licensed products in India and generic equivalents in any country in the world in which a third party has sold the generic equivalent of a licensed product. The Company is solely responsible, and will bear all costs and expenses, for the development, manufacture, marketing and commercialization of the compound and licensed products. In addition to the one-time license fee, the Company is obligated to pay Ranbaxy milestone payments upon the occurrence of specified clinical development events. If a licensed product is approved for sale, the Company must also pay Ranbaxy royalties based on sales of such product and commercial milestone payments based on the achievement of specified worldwide sales targets. If all criteria are met, the total amount of potential clinical and sales-based milestones over the development and commercialization period would be $44 million.

BOARD OF DIRECTORS

STUART BONDURANT, M.D.
Interim Executive Vice President
Executive Dean for Health Sciences
Georgetown University
Professor of Medicine and Dean Emeritus
School of Medicine
University of North Carolina at Chapel Hill

FRED N. ESHELMAN, PHARM.D.
Vice Chairman and CEO, PPD

MARYE ANNE FOX, PH.D.
Chancellor
University of California at San Diego

FREDERICK FRANK
Vice Chairman and Director
Lehman Brothers

BRIGADIER GENERAL DAVID L. GRANGE (retired)
President and CEO
Robert R. McCormick Tribune Foundation

CATHERINE M. KLEMA
President
Nettleton Advisors, LLC
Formerly Managing Director,
Healthcare Investment Banking
SG Cowen Securities

TERRY MAGNUSON, PH.D.
Professor and Chair, Department of Genetics
School of Medicine
Director, Carolina Center for Genome Sciences
Director, Cancer Genetics Program, Lineberger
Comprehensive Cancer Center
University of North Carolina at Chapel Hill

ERNEST MARIO, PH.D.
Chairman of the Board of PPD
Chairman, Reliant Pharmaceuticals, Inc.

JOHN A. MCNEILL, JR.
Chief Executive Officer
Liberty Healthcare Services, LLC

PRINCIPAL OFFICERS

LINDA BADDOUR
Chief Financial Officer

PAUL S. COVINGTON, M.D.
Executive Vice President,
Development

FRED N. ESHELMAN, PHARM.D.
Vice Chairman and CEO

JUDD HARTMAN
General Counsel and Secretary

WILLIAM RICHARDSON
Senior Vice President,
Global Business Development

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2007 annual meeting of shareholders will be held at 10 a.m. ET on Wednesday, 16 May 2007, at our new worldwide headquarters located at 929 North Front Street, Wilmington, North Carolina.

NASDAQ GLOBAL SELECT MARKET SYMBOL

PPDI

FINANCIAL REPORTS

Copies of the PPD annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the Securities and Exchange Commission, as well as other investor materials, are available without charge through the PPD Web site at www.ppdi.com or upon request from:

STEPHEN SMITH

Vice President, Finance
PPD
929 North Front Street
Wilmington, NC 28401-3331
Telephone: +910 558 7585
Fax: +910 558 7056
E-mail: info@wilm.ppdi.com

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

INDEPENDENT AUDITORS

Deloitte & Touche, LLP
Raleigh, NC

COMMON STOCK INFORMATION

Our common stock is traded under the symbol "PPDI" and is quoted on the Nasdaq Global Select Market. The following table sets forth the high and low prices, adjusted to give effect to our two-for-one stock split in February 2006, for shares of our common stock, as reported by Nasdaq for the periods indicated.

	2005		**2006**	
	High	Low	High	Low
First Quarter	$24.29	$19.95	**$36.20**	**$30.70**
Second Quarter	$25.34	$21.82	**$41.17**	**$31.71**
Third Quarter	$30.36	$23.14	**$40.80**	**$34.86**
Fourth Quarter	$33.67	$26.84	**$37.35**	**$29.55**

As of February 15, 2007, there were approximately 47,000 holders of our common stock.

Prior to the fourth quarter of 2005, we had never declared or paid cash dividends as a public company. In October 2005, we declared a special one-time dividend of $0.50 per share, adjusted for our two-for-one stock split in February 2006, on each outstanding share of our common stock. In addition, we adopted a dividend policy under which we intend to pay aggregate annual cash dividends of $0.10 per share, payable quarterly at the rate of $0.025 per share, also adjusted for our February 2006 stock split. The first quarterly dividend under this policy was paid in November 2005. In October 2006, we amended the annual cash dividend policy to increase the annual dividend rate by 20 percent, from $0.10 to $0.12 per year, payable quarterly at a rate of $0.03 per share. Although we expect to pay future quarterly cash dividends as contemplated by the annual cash dividend policy, this policy and the payment of future cash dividends under it are subject to the continuing determination by our board of directors that the policy remains in the best interests of our shareholders and in compliance with applicable laws and agreements.

PERFORMANCE GRAPH

Below is a graph that compares the cumulative total shareholder return on the company's common stock from December 31, 2001, through December 31, 2006, against the cumulative total return for the same period on the Nasdaq Stock Market (U.S.) Index and the Nasdaq Health Services Index. The results are based on an assumed $100 invested on December 31, 2001, and reinvestment of dividends.



$300
$200
$100
$0
228.0
203.8
126.2
12.31.2001
12.31.2002
12.31.2003
12.31.2004
12.30.2005
12.29.2006

Comparison of Cumulative Total Return Among PPDI and the Nasdaq U.S. Stock and Nasdaq Health Services Indices

- ■ Pharmaceutical Product Development, Inc. (PPDI)
- □ Nasdaq Stock Market (U.S.) Index
- □ Nasdaq Health Services Index

CRSP Total Returns Index for	12/29/01	12/31/02	12/31/03	12/31/04	12/31/05	12/30/06
PPDI	100.0	90.6	83.5	127.8	195.3	203.8
Nasdaq Stock Market (U.S.) Index	100.0	69.1	103.4	112.5	114.9	126.2
Nasdaq Health Services Index	100.0	86.1	131.7	166.0	228.3	228.0


PPD Worldwide Headquarters
Wilmington, North Carolina

Worldwide Headquarters
929 North Front Street
Wilmington, NC 28401-3331
+910 251 0081 Telephone
+910 762 5820 Fax

www.ppdi.com

PPD

END